Exhibit 99.2

AutoMax Motors Ltd.

Consolidated Financial Statements for

December 31, 2024

AutoMax Motors Ltd.

Consolidated Financial Statements for

December 31, 2024

Auditors’ Report

To the shareholders of

AutoMax Motors

We have audited the accompanying balance sheets of AutoMax Motors Ltd. (hereafter: “the Company”) as of December 31, 2024 and 2023, and the related statements of profit and loss, statements of changes in equity and statements of cash flow for the years then ended. These financial statements are the responsibility of the Company’s Board of Directors and Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the AICPA. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023 and the results of its operations, the changes in equity and cash flow for those years ended, in conformity with International Financial Reporting Standards (IFRS) and the provisions of the Securities Regulations (Annual Financial Statements), 2010.

Without qualifying our above opinion, we refer to note 21(a) to the financial statements regarding the indictment that was filed against the company Global AutoMax Ltd. along with its officers, for suspicions of committing offenses as detailed in the note, and also to what is stated in note 1(d) regarding the company’s financial situation, the company’s losses and regarding the steps the company is taking in order to meet its obligations. The company estimates that its financial strength, together with its financial sources and taking the actions detailed in the note, will allow it to continue to finance its activities and meet its obligations in the foreseeable future.

Key matters in the audit

Key matters in the audit are matters that were communicated, or were required to be communicated, to the company’s board of directors and which, according to our professional judgment, were most significant in the audit of the consolidated financial statements for the current period. These matters include, among other things, any matter which: (1) relates, or may relate, to material sections or disclosures in the financial statements and (2) our judgment regarding it was particularly challenging, subjective or complex. These matters are answered as part of our audit and formation of our opinion on the consolidated financial statements as a whole. The communication of these matters below does not change our opinion on the consolidated financial statements as a whole and we do not use it to give a separate opinion on these matters or on the sections or disclosures to which they refer.

Vehicle inventory

As described in note 8 to the consolidated financial statements, as of December 31, 2024, the balance of the vehicle inventory amounts to approximately 209,798 thousand NIS and constitutes approximately 57% of the total assets in the Company’s consolidated financial statements.

Also, as described in note 2(9), the company’s management measures the inventory according to the lower of cost or net realizable value. The inventory cost includes the expenses for purchasing the inventory and bringing it to its current location and condition. Net realizable value is the estimate of the sale price in the normal course of business minus the estimate of costs for completion and costs necessary to carry out the sale. Vehicle inventory cost is determined based on a specific cost.

Due to the materiality of the vehicle inventory balance in the consolidated financial statements and due to the fact that the audit of the inventory is an essential part of the audit work, we determined, according to our professional judgment, that the examination of the existence and evaluation of the inventory as of December 31, 2024 is a key matter in the audit.

The audit procedures carried out in response to the key matter in the audit

The audit procedures we performed, related to this key matter, included, among others, the following procedures: understanding the internal control environment regarding the vehicle inventory registration process; Attending the company’s inventory counts and sampling inventory details for the purpose of checking their existence; receiving direct counting approvals from external websites; checking vehicle inventory costs and their book value; Assessing the adequacy of the disclosure in the consolidated financial statements; Checking that inventory items are shown according to the lower of cost or net realizable value.

Examining the decline in value of the company’s assets

As a continuation of Notes 2(13) and 2(15), the company identified signs of asset impairment and performed an asset impairment assessment, in accordance with the requirements of International Accounting Standard IAS 36, through a comparison between the book value of the cash-generating unit and its recoverable amount. We identified the examination of the decline in value of the company’s assets, as of December 31, 2024, as a key matter in the audit. Determining the recoverable amount for the aforementioned cash-generating units involved a great deal of subjective judgment, since changes in the assumptions can have a material effect on the result of the examination of the decline in value of the cash-generating units.

The audit procedures carried out in response to the key matter in the audit

The audit procedures we performed, related to this key matter, included, among others, the following procedures: understanding of processes and the control environment, regarding the examination of impairment by the company; Examining the adequacy of the identification of the cash generating units; Examining the methodology used in determining the refundable amount; assessment of the skills, experience and independence of the valuer on behalf of the Company’s Management; Assessing the plausibility of the significant assumptions underlying the works to examine impairment; Performing a sensitivity analysis regarding the Management’s significant assumptions used in the valuation; due diligence of the book value and value in use of the cash-generating units; Examination of the adequacy of the disclosures in the financial statements related to the examination of the decrease in value.

Sincerely,

Ben David Shalvi, Kop & Co.
Certified Public Accountants, (Isr.)
Jerusalem,	Jerusalem, March 27, 2025

AutoMax Motors Ltd.

Consolidated statements of financial position

(in thousands of ILS)

		for December 31st
	Note	2024	2023
Current assets
Cash and cash equivalents	5	1,486	1,552
Customers	6	28,883	26,552
Receivables and debit balances	7	66,593	34,801
Receivable current taxes		26	2,023
Vehicle inventory	8	209,798	183,647
Indemnity asset		1,000	1,000
		307,786	249,575
Non-current assets
Investment in companies handled according to the book value method	9	11,482	12,489
Right-of-use assets, net	10	15,454	20,485
Fixed assets, net	11	6,561	7,871
Intangible assets, net	12	16,453	11,119
Long-term deposits in banking corporations	13	1,242	409
Payment for credit balance		5,164	-
Financial asset stated at fair value through profit and loss		172	172
Deferred taxes	24	-	3,005
Long-term prepaid expenses		582	191
		57,110	55,741
Total Assets		364,896	305,316

AutoMax Motors Ltd.

Consolidated statements of financial position

(in thousands of ILS)

		for December 31st
	Note	2024	2023
Current liabilities
Short term credit from banking corporations and financing bodies	14	175,683	141,430
Current maturities of lease liabilities	10	5,001	5,775
Suppliers and service providers	15	29,045	16,169
Accounts payable and credit balances	16	48,286	45,820
Loan given as an advance on the merger transaction	21B (16)	15,593	-
Payable current taxes		1,183	-
Liability for bonds		14,371	6,849
		289,162	216,043

Non-current liabilities
Long term credit from banking corporations	17	11,241	1,807
Long-term liabilities with respect to lease	10	11,919	16,329
Loans from non-controlling shareholders	18	1,037	985
Liability for bonds	19	20,344	34,598
Liabilities for employee benefits, net	20	57	140
Deferred taxes	24	635	-
		45,233	53,859
Total equity
Total equity attributed to Company shareholders
Share capital	22	5,184	5,184
Share premium		78,467	78,467
Warrants		1,845	1,845
Capital reserve funds		(240)	(312)
Share-based payment		20,136	20,014
Retained loss		(72,336)	(68,636)
Total equity attributable to company shareholders		33,056	36,562
Non-controlling rights		(2,555)	(1,148)
Total equity		30,501	35,414
Total liabilities and equity		364,896	305,316

27.03.25
Date of approval of financial statements	Daniel Levy CEO	Amitay Weiss Chairman of the Board	Ya’ara Alfie CFO

AutoMax Motors Ltd.

Consolidated statements of profit and loss

(in thousands of ILS)

		For the year ended on December 31,
	Note	2024	2023	2022

Revenues	25	398,173	418,932	453,617
Cost of sales	26	(347,079)	(381,089)	(392,918)
Gross profit		51,094	37,843	60,699

Sales and marketing expenses	27	(21,621)	(27,194)	(27,612)
General and administrative expenses	28	(17,728)	(16,965)	(16,849)
Granting options to employees		(122)	(2,549)	(9,976)
Other incomes	29	5,022	1,557	226
Operational profit (loss)		16,645	(7,308)	6,488

Financing expenses	30	(17,446)	(16,831)	(8,935)
Financing incomes	30	3,025	7,722	3,703
Financing expenses, net		(14,421)	(9,109)	(5,232)
Company’s share in losses of companies handled according to the book value method		(2,118)	(600)	(585)
Profit (loss) before taxes on income		106	(17,017)	671
(Taxes on income) tax benefit		(5,213)	(358)	(1,931)
Profit (loss) for the year		(5,107)	(17,375)	(1,260)

Annual profit (loss) allocation:
For company shareholders		(3,700)	(16,384)	(1,104)
Non-controlling shareholders		(1,407)	(991)	(156)
		(5,107)	(17,375)	(1,260)

Profit (loss) per share attributable to the Company’s shareholders number of shares		103,691,970	77,377,503	47,785,204
Profit (loss) per share in ILS	31	(0.04)	(0.21)	(0.02)
Profit (loss) for the year		3,700	16,384	(1,104)

The accompanying notes constitute an integral part of the financial statements.

AutoMax Motors Ltd.

Consolidated statements of comprehensive income

(in thousands of ILS)

	For the year ended on December 31st
	2024	2023	2022

Loss for the year	(5,107)	(17,376)	(1,260)
Other comprehensive income (loss)
Items not reclassified as profit or loss:
Recalculation of net liability with respect to employment termination	72	118	98
Total other comprehensive annual income (loss)	72	118	98
Total annual comprehensive income (loss)	5,035	17,258	(1,162)

Total annual comprehensive income (loss):
For Company shareholders	3,628	(16,266)	(1,006)
For non-controlling shareholders	(1,407)	(991)	(156)
Total	(5,035)	(17,258)	(1,162)

The accompanying notes constitute an integral part of the financial statements.

AutoMax Motors Ltd.

Consolidated statements of changes in shareholders’ equity

(in thousands of ILS)

	Share capital	Shares premium	Option warrants	Capital reserve funds	Share-based payment	Retained loss	Total equity attributed to Company shareholders	Non-controlling interest rights	Total

Balance as of Jan. 1, 2024	5,184	78,467	1,845	(312)	20,014	(68,636)	36,562	(1,148)	35,414
Share-based payment	-	-	-	-	(122)	-	(122)	-	(122)
Other total income	-	-	-	72	-	-	72	-	72
Loss for the period	-	-	-	-	-	(3,700)	(3,700)	(1,407)	(5,107)
Balance as of December 31, 2024	5,184	78,467	1,845	(240)	20,136	(72,336)	33,056	(2,555)	30,501

	Share capital	Shares premium	Option warrants	Capital reserve funds	Share-based payment	Retained loss	Total equity attributed to Company shareholders	Non-controlling interest rights	Total

Balance as of Jan. 1, 2023	$2,389	$67,382	$1,457	$(430)	$17,465	$(52,252)	$36,011	$(156)	$35,855
Issuance of shares and allocation of options	-	-	388	-	-	-	388	-	388
Issuance of shares via private offer	1,114	12,766	-	-	-	-	13,880	-	13,880
Issuance of shares according to milestones	1,681	(1,681)	-	-	-	-	-	-	-
Share-based payment	-	-	-	-	2,549	-	2,549	-	2,549
Other total income	-	-	-	118	-	-	118	-	118
Loss for the period	-	-	-	-	-	(16,384)	(16,384)	(992)	(17,376)
Balance as of December 31, 2023	5,184	78,467	1,845	(312)	20,014	(68,636)	36,562	(1,148)	35,414

	Share capital	Shares premium	Option warrants	Capital reserve funds	Share-based payment	Retained loss	Total equity attributed to Company shareholders	Non-controlling interest rights	Total

Balance as for Jan. 1, 2022	2,389	67,382	1,457	(413)	7,488	(51,148)	27,155	-	27,155
Share-based payment	-	-	-	-	9,977	-	9,977	-	9,977
Other total income	-	-	-	98	-	-	98	-	98
Allocation of rights to shares	-	-	-	(115)	-	-	(115)	-	(115)
Loss for the period	-	-	-	-	-	(1,104)	(1,104)	(156)	(1,260)
Balance as for December 31, 2022	2,389	67,382	1,457	(430)	17,465	(52,252)	36,011	(156)	35,855

The accompanying notes constitute an integral part of the financial statements.

AutoMax Motors Ltd.

Consolidated Statements of Cash Flows

(in thousands of ILS)

	For the year ended on December 31,
	2024	2023	2022
Cash flow from current operations
Loss for the year	(5,107)	(17,375)	(1,260)
Adjustments that are required to present net cash flows from operating activities (Appendix A)	(31,602)	20,516	(96,782)
Net cash generated by (used for) operating activities	(36,709)	3,141	(98,042)

Cash flows from investment activities
Purchase of fixed assets	(1,049)	(3,951)	(3,810)
Entry into Consolidation (Appendix C)	-	-	465
Withdrawal (investment) in affiliated companies	(521)	5,268	(14,534)
Investment in financial asset calculated at fair value through profit and loss	-	-	(172)
Withdrawing (depositing) a long-term deposit	(800)	133	61
Investment in intangible assets	(854)	(3,416)	(923)
Consideration for realization of fixed assets, net	115	1,703	460
Acquisition of leased assets	(264)	(90)	-
Payment for credit balance	(5,164)	-	-
Net cash used for investing activities	(8,537)	(353)	(18,453)

Cash flows from financing activities
Loan given as an advance on the merger transaction	15,297	-	-
Issuance of capital	-	8,880	-
Receipt (repayment) of short-term credit from banking corporations	31,749	(391)	77,874
Repayment of liabilities for lease agreements	(5,839)	(5,272)	(3,785)
Receipt (repayment) of long-term loans from banking corporations	10,822	(1,969)	(2,446)
Assignment of minority rights	-	(151)	(767)
(Repayment) issuance of bonds	(6,849)	(4,567)	45,015
Net cash generated by (used for) financing activities	45,180	(3,470)	115,891

Decrease in cash and cash equivalents	(66)	(682)	(604)
Cash and cash equivalents as for the beginning of the year	1,552	2,234	2,838
Cash and cash equivalents for year end	1,486	1,552	2,234

The accompanying notes constitute an integral part of the financial statements.

AutoMax Motors Ltd.

Consolidated Statements of Cash Flows

(in thousands of ILS)

Appendix A - Adjustments required for the presentation of net cash flows from operating activities

	For the year ended on December 31,
	2024	2023	2022
Incomes and expenses that do not involve cash flows
Depreciation and amortizations	10,778	10,392	8,182
Financing expenses	3,619	293	421
Other incomes	(31)	(104)	(226)
Share-based payment	(122)	2,549	9,976
The Group’s share in the results of companies handled according to the book value method, net	2,118	599	585
Net financing expenses	790	2,939	2,662
	17,396	16,668	21,600
Changes in assets and liabilities
Increase in vehicles inventory	(25,661)	(6,551)	(97,082)
Decrease (increase) in accounts receivable and debit balances	(31,625)	9,806	(21,238)
Increase in trade receivables	(10,021)	(8,733)	(9,253)
Increase (decrease) in suppliers and service providers	12,876	(8,949)	6,403
Accounts payable and credit balances	2,634	21,743	1,368
Increase in long-term prepaid expenses	(391)	(191)	-
Increase in employee’ benefits and employee related provisions	10	78	88
Increase (decrease) in current payable taxes to receive (to pay)	3,180	(3,355)	1,332
	(48,998)	3,848	(118,382)

	(31,602)	20,516	(96,782)

The accompanying notes constitute an integral part of the financial statements.

AutoMax Motors Ltd.

Consolidated Statements of Cash Flows

(in thousands of ILS)

Appendix B - Non-cash transactions

	For the year ended on December 31,
	2024	2023	2022

Increase in right-of-use assets against lease liabilities	570	6,188	2,202
Payment for credit balance	7,690	-	-

Appendix C - Entry into Consolidation

Working capital not including cash	-	-	167
Inventory	-	-	613
Fixed assets and intangible assets	-	-	938
Balances with respect to lease, net	-	-	(167)
Loan from related parties	-	-	(2,780)
Goodwill	-	-	764
	-	-	465

The accompanying notes constitute an integral part of the financial statements.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 1 - General

A. Company description:

The Company was incorporated in 2006 and until December 2019, it offered and supplied, together with its subsidiaries, a variety of proprietary programmatic data-driven platforms that focused on two main activities of domain monetization and mobile digital advertising for advertisers, advertising agencies, application developers, and domain owners, mainly in the US and in European countries. Its ordinary shares were traded on the London Stock Exchange (“LSE”) and on the Tel Aviv Stock Exchange Ltd. (“TASE”).

On June 23, 2020, trading in the Company’s shares was suspended on the LSE and TASE exchanges. On November 25, 2020, trading resumed on the TASE as part of the list for limited trading (retention list) and on January 12, 2021, the Company’s shares returned to general trading on the main list of TASE.

On November 23, 2020, the Company’s shares were delisted from trading on the LSE.

During the period between the middle of 2017 and up to December 2019, the Company sold all of its activities in the field of digital advertising.

As of the date of the completion of the merger transaction with Global Automax (as detailed in Note 1(c) hereunder), the Company is engaged, through Global Automax Ltd, a fully controlled subsidiary, in the import to Israel and in the marketing of a variety of private and commercial vehicles models. In addition, the Company is also engaged in the direct import and marketing in Israel of private vehicles by Anhui Jianghuai Automobile Group Corp. LTD (“JAC Motors”) (through Automax Direct Import Ltd. (for further details, see Note 21B(21) below), in the direct import and marketing in Israel of TEMSA SKODA SABANCI ULASIM ARACLARI A.S. (“Temsa”) buses (through Dalhom Automax (as defined below), and the purchase and sale of used vehicles (trade-in) (through Automax Trade In (as defined below). Regarding the merger with Global Automax Ltd., see Note 1(c) hereunder.

On April 22, 2021, the Company changed its name from Matomy Media Group Ltd. to AutoMax Motors Ltd.

Following are details of companies held by the Company as of the reporting date:

●	Global Automax Ltd. - holding 100% of the issued and paid-up capital, a private company incorporated and registered in Israel (hereinafter: “Global Automax”) in 2014.

●	Automax Trade In Ltd. (hereinafter: “Automax Trade In”) - holding 80% of the issued and paid-up capital, a private company incorporated and registered in Israel in 2022.

●	Dalhom Automax Ltd. (hereinafter: “Dalhom Automax”) - holding 50% of the issued and paid-up capital, a private company incorporated and registered in Israel in 2022.

●	Automax Leasing Ltd. - holding 100% of the issued and paid-up capital, a private company incorporated and registered in Israel in 2022.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 1 - General (continued)

B. Description of Global Automax Ltd.:

Global Automax was incorporated in Israel in 2014 as a private company in accordance with the provisions of the Companies Law, 1999 (hereinafter: “the Companies Law”).

The head offices of Global Automax are situated in Jerusalem. As of the day of its incorporation, Global Automax has been engaged in importing into Israel and marketing a variety of private vehicle models.

Global Automax has an indirect and direct importer license, as defined in Paragraph 42 of the Services and Professions Licensing in the Automotive Industry Law, 5766-2016 (hereunder: “Automotive Services Licensing Law”) for 37 vehicle in a variety of models.

At the time of signing the financial statements, Global Automax operates through eight car sales centers located in Jerusalem, Rishon Le-Zion, Afula, Haifa, Ra’anana, Acre, Netanya, and Ashdod, and operates a storage complex and a vehicle preparation - pre-delivery inspection (PDI) system.

During the financial statements period, the Company closed its branches in Ashkelon and Petah Tikva (which were closed since the outbreak of the Iron Swords War), in Beer Sheva    (due to the end of an agreement with an authorized distributor who operated this branch), and also after the financial statements period, the branch in Galilot, which served as a trade-in center and for the sale of new vehicles. It should be clarified that as of the closure of the branch in Galilot, trade-in operations are not being conducted within the framework of the existing Company’s branches. The Company estimates that the closing of these branches has no significant impact on the Group.

Following are details of companies held by Global Automax as of the reporting date:

●	Automax Fleets Ltd. (formerly IDV Vehicle Importers Ltd.) - 100% ownership of the issued and paid-up capital, a private company incorporated and registered in Israel in 2019.

●	Automax HaSharon (2021) Ltd. (hereinafter: “Automax HaSharon”) - holding of 67% of the issued and paid-up capital. A private company incorporated and registered in Israel in 2021.

●	Automax HaShfela Ltd. - holding 50% of the issued and paid-up capital, a private company incorporated and registered in Israel in 2022.

●	Automax Leasing and Car Rental Ltd. - holding 100% of the issued and paid-up capital, a private company incorporated and registered in Israel in 2023.

C. Merger with Global Automax.

On March 24, 2021, the merger transaction was completed, under which the Company allocated shares to the controlling shareholders of the Company (former shareholders of Global Automax), in exchange for the transfer to the Company of 100% of the share capital of Global Automax - ordinary shares which immediately after their allocation constituted 52.53% of the Company’s issued and paid-up share capital, as well as rights to the allocation of additional shares upon the fulfillment of milestones set in the merger agreement.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 1 - General (continued)

On March 28, 2023, in light of the Company’s fulfilment of milestones number 2 and 3, stipulated in the merger agreement, the Company allocated additional ordinary shares of the Company to the controlling shareholders, which together constituted approximately 41% of the issued and paid-up capital of the Company after the allocation. As of the date of signing the financial statements, the controlling shareholders of the Company collectively hold approximately 55.65% of the issued and paid-up share capital of the Company.

On March 23, 2025, the options granted to the Company’s officers in connection with the merger transaction with Global Automax expired. For further details, see Note 33c (events after the balance sheet date).

D. Effect of changes in the business environment on the Group’s activities and the Group’s business condition:

The Company imports its inventory of vehicles from various suppliers, from Europe and North America. Its revenues are derived from the sale of vehicles in Israel in ILS. Therefore, the Company is exposed to depreciation in the exchange rate of the shekel (ILS) against foreign currencies, from which vehicles are imported. In light of the trend of decline in the exchange rate of the shekel against foreign currencies that the Company is exposed to since the beginning of 2023, the Company has changed the mix of vehicles it imports and the purchase currencies (in accordance with the changes in the market). In addition, the Company implements a currency risk management policy which is designed to reduce these exposures.

From the second quarter of 2022 and until the second quarter of 2023, inter alia due to the emergence of a number of economic and geopolitical events that affected price levels worldwide, there was a sharp increase in inflation (during the 12-months period between March 2023 and March 2024, the consumer price index in Israel rose by 5%). The increase in the consumer price index in Israel in 2024 amounted to 3.2% compared to 3% in 2023. According to the Bank of Israel forecast, inflation is projected to be 2.6% in 2025, and 2.3% in 2026.

In response to the increase in prices and subsequently to the interest rate increases by the central banks in Europe and the USA, starting in April 2022, the Bank of Israel decided to raise the Bank of Israel’s interest rate, and it increased the rate several times from a rate close to zero (which prevailed for about 7 years) to a rate of 4.75% per year. In January 2024, the Bank of Israel decided to lower the annual interest rate by 0.25% to a level of 4.5%, which also applies at the time of the statement’s publication. According to the Bank of Israel forecast, the Bank of Israel interest rate is expected to average 4.0/4.25% in the fourth quarter of 2025.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 1 - General (continued)

The credit lines provided by banking corporations to the companies within the Group bear interest at the rate of the prime interest rate (which is the Bank of Israel’s interest plus 1.5%. At the time of the publication of the financial statements, the prime interest rate is 6%), plus a specific rate, as agreed during deliberations with the banking corporations upon actual takeout of the credit. This rate is influenced, inter alia, by the market interest rate, the credit volume, and the bank’s familiarity with the Company. Therefore, the increase in the Israeli interest rate has led to a rise in the Group’s financing costs, which may affect the financial results of the Group and its profitability. However, the Company does not expect that a higher interest rate environment will pose a practical obstacle in obtaining credit from banks or other financing entities.

However, the high interest rate environment and the effects of the Iron Swords War, especially if the war continues or expands, are expected to slow down the growth rate of the market in general and the Company in particular, as well as cause a decline in private consumption. In a forecast published in January 2025 by the Research Department of the Bank of Israel, the Israeli growth rate in 2024 is expected to be 0.6% (a decrease of 0.1% compared to the forecast published in October 2024), and the rate of growth in private consumption is expected to increase from a negative rate of 0.9% in 2023, to 4% in 2024, and to 7.5% in 2025. (A decrease of 1% and 0.5%, respectively, compared to the forecast published in October 2024). High inflation and interest rates may negatively affect the Company’s sales pace and consequently its profitability.

During the first quarter of 2023, the new government began promoting a plan to make fundamental changes to the legal system in Israel, culminating in the Knesset’s approval of the Basic Law: The Judiciary (Amendment No. 3) (constricting the reasonableness standard), without agreement with the opposition, in a manner that provoked public criticism and widespread protests, and its annulment on January 1, 2024 by the Supreme Court. The proposed changes aroused widespread controversies and criticisms, which may, according to various publications by international credit rating companies (such as Moody’s), financial bodies, senior economists in the market, heads of academia and experts in the fields of law, economics and society in Israel, influence the stability of the economy and the market in Israel. These changes, along with other factors detailed below, have led to a downgrading of Israel’s credit rating by international rating agencies, as well as downgrading of rating forecasts by these agencies.

Such changes may have a negative impact on the economic environment in which the Company operates, on the cost of financing sources, on the credit rating of the Israeli market, and more. However, since these are changes, most of which have not yet been enacted or entered into force, the extent of their impact on the Israeli economy and the automotive industry in general and the Company in particular, are unknown and cannot be assessed at this stage.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 1 - General (continued)

As of the second quarter of 2023, the Company is working to reduce the cost of vehicle inventory per vehicle it owns by increasing the supply of vehicles of the intermediate and lower category, that are marketed by the Company, with the aim of adjusting the Company’s vehicle inventory to the increased demand for vehicles of the intermediate and lower category, as a result of the economic and financial situation in the State of Israel.

The Company is exploring expanding and diversifying its sources of supply for imported vehicles, including brands manufactured in China that have been in demand in the Israeli automotive market, and during the months of September-November 2024, Automax Direct Import, a wholly owned subsidiary of the Company, finalized an agreement with Anhui Jianghuai Automobile Group Corp., Ltd., incorporated in China (hereinafter: “the Manufacturer”), which manufactures private and commercial vehicles, among others under the JAC Motors brand, under agreements for direct import, distribution and service of vehicles and spare parts manufactured by the Manufacturer in Israel. For additional details, see Note 21b here below. According to the Company’s assessment, the implementation of this step will have a positive impact on its revenues.

The Company bases its cash flows for the forthcoming periods on the consolidated cash flow, taking into account the individual cash flows of the companies it holds, in order to conservatively serve all of the Company’s obligations towards bondholders (series B) and the fully/partially owned companies towards various banking corporations and third parties.

To this end, the Group has taken and continues to take the following steps:

1.	Changing the mix of imported and sold vehicles in the Company’s branches according to the current demand of its customers. The changes in the business environment as mentioned above, caused a demand for vehicles in the intermediate and small vehicle categories. During the reporting period, the Company primarily sold vehicles from the intermediate category, which corresponds with the Company’s plans to change its vehicle mix to vehicles in the intermediate and small category, and contributed to an increase in sales compared to the same period last year.

2.	The Group has flexibility regarding the financing of advances to suppliers and discount policies to customers according to conditions in the market, interest rates and exchange rates and the needs of the Company.

3.	The financing that the Company provides to the companies within the Group is subject to the Company’s amortization schedule towards the bondholders (series B).

4.	Strengthening the Company’s equity capital through the raising of capital (including the Merger Transaction (insofar as it is completed) with SciSparc Ltd., (hereinafter: “SciSparc”) as detailed in Note 21(b) below.

It should be clarified that the Company’s assumption regarding the repayment of loans provided to held companies, which have been granted credit facilities by banking corporations, is based on the fact that on the repayment date as mentioned, the held companies will comply with the financial criteria and other terms that they have undertaken towards those banking corporations.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 1 - General (continued)

The Company raised funds from the public via bonds (series B), as detailed in Note 19 below. As part of the shelf offering report and trust deed, the Company undertook to comply with a number of financial criteria, detailed in note 21c hereunder. The Company’s policy and operations are aimed at meeting the principal and interest payments to bondholders (series B) as well as the financial criteria at any point in time.

The Company has various tools for implementing this policy, as detailed below:

1.	Selecting the mix of imported vehicles, the import currencies, the amount of advances to suppliers and the selling prices in Israel, as detailed above.

2.	Inventory management policy - the Group can increase or decrease the amount of vehicles as well as inventory value according to its operational plans and to the seasonality in the automotive industry.

As of the date of the publication of this report, the Company is unable to assess the full future effects, to the extent that they may be, of all of the factors mentioned above on the automotive industry in Israel in general and on the Company’s activities in particular. However, the Company estimates that its financial stability, along with its financial sources and the actions detailed above, will enable it to continue and finance its operations and meet its obligations in the foreseeable future.

E. Effects of the Iron Swords War:

On October 7, 2023, the terrorist organization Hamas launched a murderous attack on the State of Israel, which included firing rockets and the infiltration of thousands of terrorists into its territory. The attack claimed many victims, including Israeli and foreign citizens who were abducted to the territory of the Gaza Strip. Following the attack, the Israeli government declared war, named the Iron Swords war, and mobilized approximately 300,000 reservists and launched an attack on the Gaza Strip (hereinafter: “the war”). At the same time, a conflict is underway in the northern part of the country against the terrorist organization Hezbollah, and attacks have also been carried out from other arenas aimed at the State of Israel.

The immediate impact of the outbreak of the war on Israel’s economy was evident, and was reflected, inter alia, in the devaluation of the shekel against foreign currencies, declines in stock exchange rates, the closing of many businesses due to the directives of the Home Front Command and the extensive mobilization of reservists, a trend that was moderated in the first quarter of 2024, with the release of reserve forces, appreciation of the shekel against foreign currencies, increases in exchange rates and a return to a certain routine in the shadow of the war.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 1 - General (continued)

The macroeconomic forecast published by the Bank of Israel in January 2025, as detailed in Note 1d above, assumes that the direct economic impact of the war will continue until the end of the first quarter of 2025. According to the forecast, this assumption embodies a moderate level of intensity of the fighting even in early 2025. The downside risk to the growth forecast has decreased in light of geopolitical developments in the fourth quarter of 2024, and in particular the relative calm on the Lebanese front, so that the probability attributed to security scenarios with more serious economic consequences has decreased. However, this risk is still at a very high level compared to normal. Therefore, the level of uncertainty surrounding growth, inflation, interest rate, and government deficit forecasts is still high.

With the outbreak of the war, the Company worked to reduce its ongoing expenses, as much as possible under the circumstances, including reducing advertising and marketing expenses, reducing other ongoing expenses, and reducing personnel expenses. In addition, the Company also worked to reduce its fixed expenses, as much as possible under the circumstances, including partial or no payment of rent in some of its branches, as well as the closing of three branches, as detailed in note 1b above.

With the outbreak of the war, the Houthis, an Islamic political and military organization in Yemen, declared war on Israel, and began to launch missiles at targets in Israel as a supportive action for the terrorist organizations in the Gaza Strip and Hezbollah, to launch drones at Israel, and to attack ships that they claim have a connection to Israel. As a result of these attacks on ships, several shipping companies have announced the suspension of sailing through the Red Sea. The situation developed into an international crisis that led to the formation of an international coalition to ensure freedom of navigation and the declaration by the United States and its allies of the launch of Operation Prosperity Guardian against the Houthis in order to stop attacks against vessels. With the declaration of a ceasefire between Israel and Hamas, as detailed below, the Houthis stopped attacks against Israel as well as attacks on vessels, but most shipping companies did not return to sailing in the Red Sea region. After the reporting period, the United States launched a military operation in Yemen, which at this stage includes air strikes.

The Company imports its inventory of vehicles from various suppliers situated in Europe and North America. The vehicles that the Company imports from China are directly affected by delays in delivery times and increases in logistics and transportation prices resulting from Houthi attacks in the Red Sea region, but the Company has taken into account the effects of the above disruptions and price increases in its work plans. However, the changes and disruptions in the shipping routes as mentioned above have caused significant delays in delivery dates and an increase in logistics and transportation prices within Europe and from Europe to Israel. The delays in delivery dates and the increase in logistics and transportation prices, both from China as well as from within Europe and from Europe to Israel, have had a negative impact on the Company’s financial results.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 1 - General (continued)

It should be noted that with the outbreak of the war and its continuation, a number of government decisions have been made that may have a positive impact on the Group’s activities. This includes providing compensation for the decrease in transaction volumes of businesses, some of which are included in the standards established for this matter (a request for compensation has been submitted), compensation for the full damage caused to businesses in frontier settlements (which is relevant to the Company’s branches in Ashkelon, Ashdod, and Beer Sheva) (a request for compensation has been submitted), and receiving a state-guaranteed loan.

The Company regularly examines its eligibility and works to receive the benefits in accordance with government decisions as stated. In addition, in January 2024 the Company received a state-guaranteed loan from a banking corporation in the amount of ILS 16 million (for additional details, see Note 21(1) following). In addition, for the months of November and December 2023, the Group companies are entitled to receive compensation from the state in the amount of approximately 5.3 million ILS (that were recognized in the financial reports).

In light of the outbreak of the war, the Company took action to raise capital by way of a private offering in the amount of ILS 10 million which was completed on December 31, 2023 and strengthened the Company’s equity and liquidity. Furthermore, on April 10, 2024, the Company entered into a binding merger agreement with Scisparc, a company incorporated in Israel and whose securities are traded on the Nasdaq. In accordance with the provisions of the merger agreement with SciSparc, upon completion of the merger agreement (if completed), SciSparc will invest a total of approximately $4,250,000 million in the Company. During 2024, SciSparc provided the company with a loan in several installments, in an aggregate amount equal to the amount it committed to invest in the company as part of the merger transaction, which will be converted into equity on the date of completion of the merger transaction. For additional details, see Note 21b here below. It should be emphasized that upon completion of the merger transaction with SciSparc (to the extent that it is completed), the Company’s equity is expected to increase by an additional 15 million ILS. In addition, the Company entered an agreement to receive an additional loan from Scisparc, in the amount of $2 million, as detailed in Note 33b below.

Towards the end of the third quarter of 2024, the international credit rating company Moody’s downgraded Israel’s credit rating, for the second time in 2024, from A2 to Baa1, which is a double downgrade of the rating, with a negative outlook. In the report, the rating agency estimated that the broad implications of the current conflict with Hamas, both during and after its conclusion, significantly increase the political risks in the State of Israel, weaken the legislative and executive authorities, and significantly impact Israel’s budgetary stability in the foreseeable future.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 1 - General (continued)

In April 2024, S&P 500 also announced the downgrading of Israel’s rating from AA- to A+, and maintained the rating outlook as “negative”, mainly due to the escalation of tensions between Israel and Iran, as detailed below, and the geopolitical risks that Israel has been dealing with since the outbreak of the war.

In April 2024, Iran attacked Israel for the first time in history, using the launch of hundreds of ballistic missiles, cruise missiles, and drones, an attack that was thwarted by air defense systems, in cooperation with other countries, including the United States. In October 2024, and for the second time in that year, Iran attacked Israel by launching approximately two hundred ballistic missiles. Israel responded to the attack by striking military targets in Iran. The escalation with Iran, as also noted by the rating agency S&P 500, may have a significant impact on Israel, the Middle East, and other involved countries. As of the date of publication of the report, an escalation in the region with Iran cannot be ruled out, which may result, among other things, from an attack on Iran’s nuclear facilities. As mentioned, escalation can have a significant impact on the State of Israel as well as on other involved countries in the Middle East region and globally, and may cause a substantial negative effect on the economic situation in Israel.

On November 27, 2024, a ceasefire agreement between Israel and Lebanon came into effect. As part of the agreement, fighting on the northern front ceased. However, from time to time Israel carries out attacks on Lebanese territory due to violations of the ceasefire agreement by Hezbollah. Therefore, as of the date of publication of the report, a return to all-out fighting on the northern front against Hezbollah, which could have a significant impact on the State of Israel and the Israeli economy, cannot be ruled out.

On January 19, 2025, a ceasefire agreement between Israel and the terrorist organization Hamas came into effect, under which fighting in the Gaza Strip stopped and the Israeli Defense Forces (“IDF”) carried out certain withdrawals from the Gaza Strip. Hamas released Israeli hostages who had been abducted to the Gaza Strip, and in return, Israel released Palestinian security prisoners. On March 18, 2025, the ceasefire ended with extensive airstrikes carried out by the IDF in the Gaza Strip.

During the reporting period, Turkish trade officials announced the suspension of trade between Turkey and Israel. The company Dalhom Automax imports and markets buses manufactured by Temsa in Turkey in Israel. Furthermore, Global Automax imports and markets vehicles that it purchases in Turkey. The cessation of trade, as mentioned, has a negative impact on the supply of vehicles and on the prices of logistics and transportation of vehicles to Israel.

On the date of completion of this report, the Company is not capable of assessing or estimating the duration of the period in which the trade suspension with Turkey will remain in effect, and therefore the impact of the above on the long-term results of the Group’s operations. However, the Company does not expect a significant impact on the Group’s business since it has (in Israel) an inventory of Temsa buses and has worked to find ways of operation and alternatives for the continued regular supply of Temsa vehicles and buses to Israel.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 1 - General (continued)

On May 20, 2024, the Prosecutor of the International Criminal Court in the Hague announced that he has filed an application with the Court to issue arrest warrants for war crimes and crimes against humanity allegedly committed by Israeli Prime Minister Benjamin Netanyahu, Defense Minister Yoav Galant, and Hamas leaders. In September 2024, Israel responded to the request for arrest warrants. On November 21, 2024, the International Criminal Court approved the issuance of arrest warrants against Benjamin Netanyahu, Prime Minister of Israel, and Yoav Galant, former Minister of Defense.

Furthermore, on May 24, 2024, following South Africa’s appeal to the International Court of Justice (ICJ) in the Hague, alleging that Israel is allegedly violating its obligations under the resolution regarding the prevention and punishment of the crime of genocide in the Iron Sword War, the court decided to issue orders for a ceasefire in Rafah, Gaza and to submit a status report within a month. On July 19, 2024, at the request of the United Nations, an advisory opinion was given by the ICJ, according to which the ongoing occupation of Israel in the Palestinian territories (including the Gaza Strip and East Jerusalem), as well as the establishment of settlements and exploitation of natural resources, apparently violate international law. As mentioned, these developments may undermine Israel’s international standing and lead to the imposition of sanctions on Israel, which could have a negative impact on its economy.

As of the date of the publication of this report, and since the war is a dynamic occurrence characterized by significant uncertainty, the Company is unable to assess the full future effects, if any, of the war and/or the expansion of its scope on the automotive industry in Israel in general and on the Company’s activities in particular. The Company estimates that its financial stability, along with its financial sources and taking the actions detailed above (including those covered in Note 1d above), will allow it to continue to finance its activities and meet its obligations in the foreseeable future.

f. Separate financial information:

The Company did not attach separate financial information in these financial statements due to the insignificance of the additional information. The Company fully owns Global Automax, and as of the date of the report on the financial condition, most of the Group’s business activity is carried out in Global Automax, which is fully reflected in the Group’s consolidated report. As of the date of the report on the financial condition, the company has no business activity and therefore the publication of separate financial statements will not constitute additional material information for the reasonable investor.

g. Definitions:

The Company	-	Automax Motors Ltd.
The Group	-	The Company and its affiliates.
Consolidated companies/ subsidiary companies	-	Companies over which the Company has control (as defined in IFRS 10 - Consolidated Financial Statements), and whose reports are consolidated with the Company’s reports.
Related parties	-	As defined in IAS 24 - Related Party Disclosures.
Interested parties and controlling parties	-	As defined in the Securities Regulations (Annual Financial Statements), 5771-2010.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 2 - Principles of accounting policy

The accounting policies detailed below have been consistently implemented by the Company during the preparation of the financial reports for all presented periods, unless indicated otherwise.

a.	Statement regarding implementation of International Financial Reporting Standards (IFRS):

The consolidated financial statements of the Group have been prepared in accordance with the International Financial Reporting Standards (hereunder: “IFRS”) and their interpretations as published by the International Accounting Standards Board (IASB).

b.	Application of securities regulations:

The financial statements have been prepared in accordance with Securities Regulations (Annual Financial Statements), 5770-2010 (hereunder: “Financial Statement Regulations”).

c.	Operational turnover period:

The operational turnover period of the Company is 12 months.

d.	Format of the analysis of expenses recognized in profit or loss:

The Company elected to present profit or loss items and other comprehensive income using the “activity characteristics” method. The Group estimates that due to the organizational structure of the Group, the classification of expenses in such a manner provides more reliable and relevant information.

e.	Basis for preparation of financial statements:

The financial statements of the Company have been prepared on a cost basis, with the exception of financial instruments calculated at fair value through profit or loss. The Company elected to present its statement of comprehensive income based on the activity characteristics method.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 2 - Principles of accounting policy (continued)

f.	Consolidated Financial Statements

(1)	General:

The consolidated financial statements of the Group include the financial reports of the Company and of entities controlled by the Company, whether directly or indirectly. An investing company controls an investee when it is exposed, or has rights, to variable returns from its holding in the investee, and when it has the ability to affect those returns through the exercise of power over the investee. In determining whether control exists, the Company considers potential voting rights that could be exercised or converted to shares in the held company.

Potential voting rights shall be considered de-facto rights in the event that the Group has practical ability to realize such rights. When de-facto potential voting rights exist, such as: convertible instruments, options and future contracts of the investee held by the Company or other investing parties, whose realization shall increase the number of voting rights in the investee - the Group considers whether the existence of said potential voting rights, together with other existing voting rights, amount to control.

The results of the operations of any subsidiaries acquired or sold during the reported periods are included in the Company’s consolidated statements of profit and loss, as of the date that control was attained or the date it ceased to exists, as applicable.

Financial statements of subsidiaries that were not prepared in accordance with the accounting policies of the Group have been adjusted, prior to consolidation, in compliance with the accounting policy implemented by the Group.

For the purpose of consolidation, all inter-company transactions, balances, incomes and expenses are fully cancelled.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 2 - Principles of accounting policy (continued)

(2)	Business combinations:

The consideration transferred includes the fair value of assets transferred to the previous owners of the purchased, liabilities incurred by the buyer vis-à-vis the previous owners of the purchased, and capital rights issued by the Group. In a business combination achieved in stages, the difference between the fair value at the time of the acquisition of capital rights in the purchased that were previously held by the Group and their book value at that time, is recognized in the statement of profit and loss under other income or expenses. In addition, the transferred consideration includes the acquisition-date fair value of the contingent consideration. Subsequently to the acquisition date, the Group recognizes changes in the fair value of contingent consideration classified as a financial liability in the profit and loss statement, while contingent consideration classified as an equity instrument is not calculated once again.

(3)	Subsidiaries:

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the day control is obtained until the day control is lost.

The accounting policy of subsidiaries has been changed, if necessary, in order to adjust it to the accounting policy adopted by the Group.

(4)	Non-controlling interest rights:

The share of non-controlling interest rights in the net assets (excluding goodwill) of combined subsidiaries is presented separately within the Group’s equity. Non-controlling interest rights include the balance of said rights on the date of business combination and the share of non-controlling interest rights in any changes in the combined company’s equity as of the date of business combination. Any losses of combined companies attributable to non-controlling interest rights, that exceed the non-controlling interest rights in the equity of the combined company, shall be assigned to non-controlling interest rights which do not confer control while disregarding their undertakings and the ability of said shareholders to make additional investments in the combined company.

For transactions with non-controlling rights shareholders with respect to acquiring additional shares in the combined company, following establishment of control, the excessive costs of acquisition, which exceed the book value of said non-controlling interest rights as of the date of acquisition, shall be recognized as part of equity attributable to the parent company.

The results of any transactions with non-controlling rights shareholders involving the sale of the Group’s investment in a combined company, while maintaining control, shall be recognized as part of equity attributable to the parent company.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 2 - Principles of accounting policy (continued)

(5)	Investment in consolidated companies and joint ventures:

Consolidated companies are entities in which the Group has a significant influence over the financial and operational policies, yet no control or joint control has been attained. There is an assumption which can be refuted according to which holdings of 20% to 50% confer essential influence. In examining the existence of essential influence, potential voting rights that can be exercised or converted immediately into shares of the held company are taken into account.

Joint ventures are joint arrangements in which the Group has rights to the net assets of the arrangement.

Investment in consolidated companies and joint ventures are handled according to the equity method and are initially recognized at cost. The investment cost includes transaction costs. Transaction costs directly related to the expected acquisition of a consolidated company or a joint venture are recognized as an asset. The deferred expenses item with respect of an expected acquisition of a consolidated company or a joint transaction is recognized as an asset in the deferred expenses item of the statement of financial position. These costs are added to the investment cost at the time of acquisition. When a company first obtains essential influence or joint control in an investment treated as a financial asset calculated at fair value through other comprehensive income until the date of obtaining the essential influence or joint control, other comprehensive income accumulated in respect of the investment will be credited to the retained earnings balance at that time. The consolidated financial statements include the Group’s share of the income and expenses in the profit or loss and of other comprehensive income of held companies that are handled according to the equity method, after adjustments required to adapt the accounting policy to that of the Group, from the day on which the essential influence or joint control exists and until the day on which the essential influence or joint control ceases to exist.

(6)	Transactions eliminated during consolidation:

Mutual balances within the Group and unrealized income and expenses, arising from inter-company transactions, were eliminated as part of the preparation of the consolidated financial statements. Unrealized profits arising from transactions with consolidated companies and joint transactions were eliminated against the investment, according to the Group’s rights in these investments. Unrealized losses were eliminated similarly to the way in which unrealized gains were eliminated, as long as there were no indications of impairment.

g. Functional currency, presentation currency and foreign currency

(1)	Functional currency and presentation currency:

The financial statements of each of the companies within the Group are prepared in the currency of the primary economic environment in which they operate (hereunder: “functional currency”). For the purpose of consolidation of the financial statements, the results and the financial position of each of the companies within the Group are converted into New Israeli Shekels, which constitutes the functional currency of the Company. The consolidated financial statements of the Group are presented in New Israeli Shekels.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 2 - Principles of accounting policy (continued)

(2)	Conversion of transactions that are not in the functional currency:

During the preparation of the financial statements of each of the companies within the Group, any transactions carried out in currencies which do not constitute the functional currency of said company (hereunder: “foreign currency”) are documented in accordance with the official exchange rates at the time they occur. At the end of each reporting period, monetary items denominated in foreign currency are translated in accordance with the official exchange rates at the time they occur.

(3)	Recording exchange rate differences:

Exchange rate differences are recognized in profit and loss during the period in which they occurred, except in the event that such exchange differences arise from receivable or payable monetary items originating in foreign operations whose settlement is not planned or expected to happen, which therefore constitute a part of net investment in foreign operations, in which case they are recognized under other comprehensive income as part of the adjustments deriving from translation of financial statements of foreign operations.

h.	Cash and cash equivalents

Cash and cash equivalents are considered highly liquid investments. This includes short-term deposits in banking corporations that are non-restricted by liens, with original maturities that do not exceed three months as of the date of investment, or that exceed three months and yet can be withdrawn immediately without fines, and constitute a part of the Group’s cash flow management.

i.	Inventory

Inventory is calculated based on the lower of cost and net realizable value. Inventory cost comprises all costs of inventory purchase and any other costs incurred in bringing the inventory to its present location and condition. Net realizable value constitutes the estimated selling price that would be established in a regular transaction, deducted of any completion costs and costs required in order to finalize the sale. The Company reviews the state and the age of its inventory on a periodical basis, and performs corresponding slow inventory allowances. For details regarding considerations taken into account during the review of net realizable value of the new vehicle inventory, see Note 3b1 below.

Inventory cost is determined as follows:

Vehicle inventory – based on specific cost.

Accessories – based on average cost.

j.	Income Recognition

Accounting policies implemented since January 1, 2018 with respect to income recognition are as follows:

Income deriving from contracts with customers are recognized in profit or loss upon the transition of control over the asset or the service to the customer. The price of the transaction equals the expected consideration amount as per the contract terms, with the deduction of any amounts collected in favor of third parties (e.g. taxes).

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 2 - Principles of accounting policy (continued)

Following are the specific income recognition criteria to be fulfilled prior to income recognition:

Income from sales of new vehicles

Income from sales of new vehicles and spare parts is recognized upon transfer of control over the new vehicle or the spare parts to the customer. Usually, control is transferred when the vehicle is delivered to the customer.

Income from sales of used vehicles

Income from sales of used vehicles is recognized upon transfer of control over sold used vehicles.

Credit transactions

The Company elected to use the relief provided by the standard, based on which it would not be required to separate the credit component in transactions with credit terms of less than 12 months and would recognize income in accordance with the consideration amounts as set within the contract, even in the event the customer pays before or after the date the product or service are delivered.

k.	Income Tax

The taxes on income that are included in the statement of profit and loss include current taxes, taxes with respect to previous years and deferred taxes.

Tax expenses comprising current or deferred tax expenses are recognized in profit or loss, except in the event said taxes derive from items recognized in other comprehensive income or in equity. In such case, the tax amount is recognized in the corresponding item within equity as well.

Current taxes

The current tax liability is determined using tax rates that have been enacted or substantively enacted by the reporting date, as well as any adjustments required with respect to tax liabilities from previous years.

Deferred taxes

Deferred taxes are calculated on temporary differences between the amounts as presented in the financial statements and amounts adjusted for tax purposes. Deferred tax balances are calculated using the expected tax rates that would apply upon the realization of the asset or the removal of the liability, based on tax laws that have been enacted or substantively enacted by the reporting date.

On every reporting date, deferred tax assets are reviewed according to their expected usage. Losses carried forward and temporary differences can be deducted for which deferred tax assets have not been recognized are reviewed at each reporting date and an appropriate deferred tax asset is recognized for them if it is expected that they will be utilized.

In calculating deferred tax amounts the Company does not take into consideration any taxes that would apply in the event of the realization of investments in held entities, as long as the sale of the held entities is not expected in the foreseeable future.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 2 - Principles of accounting policy (continued)

l.	Government grants

Government grants are recognized when there is reasonable assurance that the grants will be received and the company will meet all conditions for receiving the grant.

m.	Leases

Initial implementation of IFRS 16 – Leases (hereunder: the “Standard”) – the Company elected to implement the provisions of the Standard using the modified retrospective manner (without restatement of comparative figures). The Company adopted the following accounting policy as of January 1, 2018 with respect to leases:

The Company treats the contract as a lease when, in accordance with the terms of the contract, the right to control an identified asset is transferred for a period of time in exchange for consideration.

(1)	The Group as a lessee

For transactions in which the Company is the lessee, it recognizes, at the lease start date, a lease of a right-of-use asset against a lease liability, with the exception of lease transactions for a period of up to 12 months and lease transactions in which the underlying asset is of low value, in which the Company has elected to recognize the lease payments as an expense in profit or loss on a straight-line basis over the lease period. As part of the calculation of the liability for a lease, the Company chose to apply the relief afforded by the Standard and did not separate the lease components and non-lease components, such as: management services, maintenance services and more that were included in the same transaction on the date the liability for the lease commenced. This includes all lease payments not yet paid, capitalized with the interest rate included in the lease when it can be easily determined, or with the Company’s additional interest rate. After this date, the Company calculates the lease liability using the effective interest method. The right-of-use asset on the formation date is recognized at the amount of the lease liability plus lease payments paid on or before that date plus any transaction costs incurred. The right-of-use asset is calculated by the cost model and depreciated over its useful life or over the lease term, whichever is shorter. Below are data regarding the number of years of depreciation of the relevant right-of-use assets according to Groups of right-of-use assets:

	Number of years	Primarily
Land and office buildings	1-6	4
Vehicles	5	5

When indicators of impairment exist, the Company reviews whether there is a need to recognize any right-of-use asset impairment subject to the provisions of IAS 36.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 2 - Principles of accounting policy (continued)

(2)	CPI-linked lease payments

At the time the lease is created, the Company uses the index rate existing at that time for the purpose of calculating future lease payments. For transactions in which the Company constitutes the lessee, any changes in future lease payments originating in index variations are capitalized (without amending the capitalization rate used for lease liability calculations) to the balance of the right-of-use asset and are credited as an adjustment to the balance of the lease obligation. Only when there is a change in the cash flows resulting from a change in the index (that is, at the time when the coordination of the lease payments takes effect).

(3)	Options for extending and canceling a lease period

The lease period that cannot be canceled includes both periods covered by an option to extend the lease when it is reasonably certain that the option to extend will be exercised, and periods covered by an option to cancel the lease when it is reasonably certain that the option to cancel will not be exercised. In the event that there is a change in the expectation for exercising an extension option or for not exercising a cancellation option, the Company recalculates the remaining liability for the lease in accordance with the updated lease period, according to the updated capitalization rate on the day of the change in expectation, with the total change credited to the balance of the right-of-use asset until it is reset, and beyond that to profit or loss.

(4)	Lease amendments

When the Company amends the terms of a lease, and said amendment does not reduce the scope of the lease and is not handled as a separate lease transaction, the Company re-calculates the balance of its lease liability in accordance with the new lease terms, using the capitalization rate applicable on the modification date, and credits the change in the liability balance for the lease to the balance of the right to use asset. When an amendment is made to the terms of the lease that results in a reduction in the scope of the lease, the Company recognizes the profit or loss resulting from the partial or full write-off of the balance of the right-of-use asset and the liability for the lease. Subsequently, the Company re-calculates the balance of the lease liability in accordance with the new lease terms, using the capitalization rate applicable on the modification date, and credits the change in the liability balance for the lease to the balance of the right to use asset.

n.	Fixed assets

(1)	Fixed asset items are calculated at cost with deduction of accrued depreciation and accrued impairment losses

The cost of fixed assets includes expenses directly attributable to the purchase of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, as well as any additional cost that can be directly attributed to bringing the asset to the location and condition necessary for it to be able to operate in the manner intended by the management, an estimate of the costs of dismantling and removing the items and restoring the site where the item is located, as well as credit costs that have been used. The cost of purchased software, which is an integral part of the operation of the related equipment, is recognized as part of the cost of this equipment.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 2 - Principles of accounting policy (continued)

The spare parts, auxiliary equipment and backup equipment are classified as fixed assets when they meet the definition of fixed assets according to IAS-16 - Property, Plant and Equipment, and otherwise they are classified as inventory. A fixed asset item purchased in exchange for another non-monetary item as part of a commercial transaction is recognized at fair value.

When significant fixed asset parts have different life spans, they are treated as separate items (significant components) of the fixed asset.

Changes in the obligation to dismantle and remove items and restore the site where they are located, except for changes resulting from the passage of time, are added to or subtracted from the cost of the property in the period in which they occur. The amount deducted from the cost of the asset shall not exceed its book value. The balance, if any, is immediately recognized in profit and loss.

Profit or loss arising from deducting a fixed asset item is determined by comparing the net proceeds from deducting the asset to its book value, and recognized net in the other income or other expenses items, as the case may be, in the profit and loss statement.

(2)	Depreciation

Depreciation is a systematic allocation of the depreciable amount of an asset over its useful life. A depreciable amount is the cost of the asset, or another amount that replaces the cost deducted of its residual value.

An asset is depreciated when it is available for use, that is, when it has reached the location and condition necessary for it to be able to operate in the manner intended by management.

Depreciation is recognized in the profit and loss statement using the straight-line method over the estimated useful life of each component of the fixed asset items, since this method reflects the predicted consumption pattern of the future economic benefits inherent in the asset in the best way. Assets leased under financing leases are depreciated over the shorter of the lease term and the useful life of the assets, unless it is reasonably expected that the Group will receive ownership of the asset at the end of the lease term. Owned lands are not depreciated.

The estimated useful life for the current period and the comparison period is as follows:

%
Leasehold improvements	8.5-10	Throughout the leasing period, including extension option
Computers	15-33	Mainly 33%
Office equipment	6-33	Mainly 25%
Vehicles	15-20	Mainly 15%

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 2 - Principles of accounting policy (continued)

Leasehold improvements are depreciated using the straight-line method over the lease period (including the Group’s lease term extension option which it is planning to exercise) or over the useful life of the improvement, whichever is shorter. The Company reviews the useful life period, the depreciation method and the residual value of each asset at least annually. Any adjustments are implemented as a change in an accounting estimate, in a prospective manner. Depreciation of assets is terminated as soon as possible between the date on which the asset is classified as held for sale and the date on which the asset is written off.

The estimates regarding the depreciation method, the useful life and the residual value are re-examined at least at the end of each reporting year and adjusted when necessary.

o.	Intangible assets

Intangible assets that are acquired separately are calculated upon initial recognition at cost plus direct acquisition costs. Intangible assets purchased as part of business combinations are included based on their fair value on the date of acquisition. Costs related to internally developed intangible assets, excluding capitalized development costs, are recognized in the profit or loss as incurred.

The intangible assets of the Group have a defined useful life. The assets are amortized over their economic useful life, while the need for impairment is reviewed whenever impairment indicators exist. The amortization period and method are reviewed at least annually.

Goodwill

Goodwill arising from an acquisition of a business is calculated by the excess of the acquisition cost, plus the fair value of the rights that do not confer control, including the net fair value of the identified assets, liabilities and contingent liabilities of the consolidated company recognized at the time of acquisition. The method of calculating goodwill, in accordance with the alternatives listed above, is determined individually in each business combination.

Goodwill is recognized for the first time as an asset at cost, and is calculated in subsequent periods at cost deducted of accumulated impairment losses.

For the purpose of examining impairment, goodwill is allocated to each of the Group’s cash-generating units that are expected to benefit from the synergy of the business combination. Cash-generating units to which goodwill has been allocated are reviewed annually or more frequently insofar as indicators attesting to a possible decrease in value of said unit exist. When the recoverable amount of a cash-generating unit is less than the book value of that unit, the impairment loss is allocated first to reduce the book value of any goodwill attributed to the cash-generating unit. After that, the remaining impairment loss, if any, is allocated to other assets of the cash-generating unit, in proportion to their book value. An impairment loss of goodwill is not eliminated in subsequent periods.

Upon disposal of a consolidated company, the amount of the related goodwill is included in determining the profit or loss from the disposal.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 2 - Principles of accounting policy (continued)

Website

The Company operates an official website and official Facebook and Instagram pages, where it publishes product updates and promotions. In addition, the Company also operates a LinkedIn page.

Licenses

The capitalized costs for the license are the costs of purchasing the license and costs that can be directly attributed and which are needed to obtain the license and include, among others, legal costs and consultants, travel costs abroad and salary costs that can be directly attributed to the license.

The capitalization of the costs for the license begins in the development phase and ends when the license is achieved, that is, when the property is in the necessary condition in order to be able to operate in the way management intended. Initial costs incurred during the research phase, meaning amounts used for obtaining knowledge and for searching for dealers and sub-agents, cannot be capitalized and shall therefore be recognized as incurred.

The useful life of a license shall not exceed the term of its contractual rights, yet the useful life might be shorter, according to the period the Company expects to use the license. In the event the contractual rights are provided for a renewable limited period, the useful life of the license shall include the renewal period only insofar as evidence exists supporting the Company’s intent of such renewal without incurring material costs. In the opinion of the Company, the requirements for including the renewal period as part of the useful life of the license have not been fulfilled.

Depreciation

Depreciation is a systematic allocation of the depreciable amount of an intangible asset over its useful life. A depreciable amount is the cost of the asset, deducted of its residual value.

The depreciation is recognized in profit and loss using the straight-line method, over the estimated useful life of the intangible assets as of the date when the assets are available for use, since these methods reflect the predicted consumption pattern of the future economic benefits inherent in each asset in the best way. Goodwill and intangible assets with an indefinite lifespan are not systematically depreciated, but are tested at least once a year for impairment.

Intangible assets that are formed in the Group are not systematically depreciated as long as they are not available for use, that is, they are not in the location and condition required for them to be able to operate in the way management intended. Therefore, these intangible assets, such as development costs, are tested for impairment at least once a year, until the time they become available for use.

The estimated useful life for the current period and the comparative periods is as follows:

%
Website	33
Licenses	Throughout the license validity period

The estimates regarding the useful life and the residual value are re-examined at least at the end of each reporting year and adjusted when necessary.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 2 - Principles of accounting policy (continued)

The Group reviews the estimated useful life of an intangible asset that is not amortized at least annually in order to determine whether the events and circumstances continue to support the determination that the intangible asset has an indefinite life.

p.	Impairment of non-financial assets

The Company reviews the need for impairment of non-financial assets whenever indicators resulting from events or changes in circumstances show that the carrying amounts as stated in the financial reports may not be recoverable. In cases where the balance in the financial statements of non-financial assets exceeds their recoverable amount, the assets are written down to their recoverable amount. The recoverable amount of an asset is determined as the higher of fair value deducted by cost of disposal, and its value of use. In assessing the value of use, the expected cash flows are capitalized according to a pre-tax discount rate that reflects the specific risks for each asset. For assets which do not generate individual cash flows, the recoverable amount is determined for the cash-generating unit to which they can be attributed. Any impairment losses are recognized in profit and loss. An impairment loss on an asset, other than goodwill, is reversed only when there have been changes in the estimates used to determine the asset’s recoverable amount since the date the impairment loss was last recognized. Such impairment reversal is limited to the lower of previously recognized impairment (deducted of depreciation or amortization) and the recoverable amount of the asset. As for assets calculated at cost, said impairment reversal shall be recognized in profit or loss.

q.	Financial instruments

On January 1, 2018, the Company implemented the provisions of IFRS 9 – Financial Instruments (hereunder: the “Standard”) for the first time. The Company elected to implement the provisions of the Standard using the modified retrospective manner, without restatement of comparative figures.

The accounting policy implemented for financial instruments as of January 1, 2018, is as follows:

(1) Financial assets

Financial assets are initially calculated at fair value, plus any transaction related costs directly attributable to the acquisition of the financial asset, excluding financial assets calculated at fair value through profit or loss, for which transaction related costs are recognized in profit or loss.

The Company classifies and measures debt instruments in its financial statements based on the following criteria:

●	The Company’s business model for managing financial assets, and

●	the contractual cash flow characteristics of the financial asset.

a.	The Company measures debt instruments at amortized cost when:

The Company’s business model is holding the financial assets in order to collect contractual cash flows, and the contractual terms of the financial assets provide entitlement at specified times to cash flows that are only principal and interest payments for the principal amount that has not yet been repaid. After initial recognition, debt instruments in this Group are calculated according to their terms at amortized cost using the effective interest method and deducting an allowance for impairment.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 2 - Principles of accounting policy (continued)

At the time of first recognition, a company can designate, without the possibility of changing this designation, a debt instrument as calculated at fair value through profit or loss, if this designation eliminates or significantly reduces inconsistencies in calculation or recognition, for example in the case where the related financial liability is also calculated at fair value through profit or loss.

b.	The Company calculates debt instruments at fair value through other comprehensive income when:

The Company’s business model is holding the financial assets in order to collect contractual cash flows, and the contractual terms of the financial assets provide entitlement at specified times to cash flows that are only principal and interest payments for the principal amount that has not yet been repaid. Following initial recognition, all instruments within this Group are calculated at fair value. Any profits or losses arising from fair value adjustments, except interest and exchange rate differences, are recognized through other comprehensive income.

c.	The Company calculates debt instruments at fair value through profit or loss when:

A financial asset that is a debt instrument does not meet the criteria for measuring it at amortized cost or at fair value through other comprehensive income. After initial recognition, the financial asset is calculated at fair value and gains or losses as a result of fair value adjustments are credited to profit or loss.

d.	Equity instruments and other financial assets held for trading

Investments in capital instruments that do not meet the aforementioned criteria and are therefore calculated at fair value through profit or loss. Other financial instruments held for trading, such as derivatives, including embedded derivatives separated from their host contracts, are calculated at fair value through profit or loss, unless designated to serve as effective hedging instruments. With respect to certain equity instruments not held for trading, upon initial recognition the Company may irrevocably elect to present as part of other comprehensive income any subsequent fair value changes which otherwise would have been calculated at fair value through profit or loss. These changes will not be attributed to profit or loss in the future, not even when the investment is withdrawn.

Dividend incomes deriving from investments in equity instruments are recognized on the effective date for dividend eligibility, in the statement of profit and loss.

(2)	Impairment of financial assets

The Group examines, on each reporting date, the provision for loss for financial debt instruments that are not calculated at fair value through profit or loss.

(3)	Financial liabilities

Financial liabilities calculated at amortized cost

Upon initial recognition, the Company calculates financial liabilities at fair value, deducted of any transaction related costs directly attributable to issuance of the financial liabilities.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 2 - Principles of accounting policy (continued)

Following the initial recognition, the Company calculates all of its financial liabilities at amortized cost, while using the effective interest rate method, excluding:

Financial liabilities at fair value through profit or loss, such as derivatives;

a.	Financial liabilities that arise when the transfer of a financial asset does not qualify for amortization or when the continuing involvement approach applies;

b.	Financial guarantee contracts;

c.	Obligations to provide a loan at an interest rate lower than the market interest rate;

d.	Contingent consideration recognized by a purchaser in a business combination to which IFRS 3 applies.

(4)	Warrants for the purchase of shares of the Company and/or a consolidated company

Receipts for the issuance of warrants to purchase the shares of the Company and/or a consolidated company, which give the holder the right to purchase a fixed number of ordinary shares in exchange for a fixed amount of cash, are presented within the capital in the item “Share-based payment”. In this context, for an exercise amount that changes according to the exercise date, the exercise price can be determined for any possible exercise date on the issuance date, and therefore it is considered a fixed amount.

(5)	Derivative financial instruments for hedging (protection) purposes

At times, the Company enters into engagements involving derivative financial instruments, such as foreign currency forwards, in order to mitigate risks arising from the fluctuation of foreign currency exchange rates.

The Group does not implement accounting hedging. Profits or losses deriving from changes in fair value of derivatives that are not held for hedging purposes, are immediately recognized in profit or loss.

(6)	Offsetting financial instruments

Financial assets and financial liabilities are offset against each other. The net amount is presented as part of the statement of financial position, in the event the Company has a legally enforceable right to offset any amounts recognized, and insofar as the Company intends to clear the asset or the liability on a net basis, or realize the asset while clearing the liability, in parallel.

r.	Fair value calculation

Fair value is the price that would have been received for the sale of an asset or the price that would have been paid to transfer a liability in a normal transaction between market participants at the time of calculation. Fair value calculation is based on the assumption that the transaction is made in the active market of the asset or the liability, or in absence of active markets, the most advantageous market. The fair value of the asset or the liability is calculated by using the following assumptions: that it would be used by market participants for quoting the price of the asset or liability, and that market participants act with the purpose of achieving their economic interests. Fair value calculation for a non-financial asset takes into account the ability of a market participant to generate economic benefits by using the asset in its best use or by selling it to another market participant who will use the asset in its best use.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 2 - Principles of accounting policy (continued)

The Group uses valuation techniques that are appropriate to the circumstances and for which there is sufficient obtainable data to calculate fair value, while maximizing the use of relevant data. All assets and liabilities calculated or presented at fair value are categorized into different fair value levels based on the lowest data level that is significant for the fair value calculation as a whole:

Level 1: Quoted prices (not adjusted) in active markets for identical assets and liabilities.

Level 2: Data other than quoted prices included in level 1 which can be directly or indirectly observed.

Level 3: Data not based on observable market data (valuation techniques without the use of observable market data).

s.	Provisions

A provision is recognized when the Group has a current, legal or implied obligation, as a result of an event that occurred in the past, that can be reliably calculated, and when it is expected that a negative flow of economic benefits will be required to settle the obligation. Provisions are determined by capitalizing future cash flows using the pre-tax interest rate which reflects current market assessments with respect to the time-value of the cash and the specific risks of the liability without taking the Company’s credit risk into consideration. The book value of the provision is adjusted in each period in order to reflect the passage of time. The amount of the adjustment is recognized as financing expenses. The Group recognizes indemnification assets if and only if it is virtually certain that the indemnification amount would be received insofar as the liability is settled. The recognized amount with respect to the indemnification shall not exceed the value of the provision.

Legal Claims

A provision for claims is recognized when the Group has a legal obligation at present or an implied obligation as a result of a past event, when it is more likely than not that the Group will require its financial resources to settle the obligation and when it can be reliably estimated. When the effect of the time value is material, the provision is calculated according to its present value.

t.	Share-based payment:

Share-based payments to employees and others who provide similar services that are settled in the Company’s capital instruments are calculated at their fair value at the time of granting. The Company calculates at the time of granting the fair value of the capital instruments granted by using the Black-Scholes model. When the capital instruments that are granted do not mature until those employees complete a specified period of service during which the employees may also be required to meet certain performance conditions, the Company recognizes the share-based payment arrangements in the financial statements over the vesting period against capital growth, under the item “Capital fund for share-based payment”. At the end of each reporting period, the Company estimates the number of capital instruments expected to mature. A change in estimate compared to previous periods is recognized in profit or loss over the remainder of the vesting period.

u.	Annual profit (loss)

Profit per share is calculated by dividing net profit attributable to Company shareholders by the weighted number of actual ordinary shares, as exist for the period.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 2 - Principles of accounting policy (continued)

Potential ordinary shares are included in the calculation of diluted profit per share in the event their effect dilutes the profit per share that arises from ongoing operations. Potential ordinary shares converted during the period shall be included as part of the diluted profit per share, only until the date they are converted. As of said date, potential ordinary shares shall be included in the basic profit per share. The Company’s share in profits of subsidiaries is calculated based on the Company’s portion in the profit-per-share of the subsidiaries, multiplied by the number of shares held by the Company.

v.	Accounting aspects of Global Automax merger transaction

(1)	As part of the transaction described in note 1 (b) above, the Company issued shares for the purpose of purchasing all of Global Automax’s shares. The Company constitutes the legal buyer of the transferred operation. However, since as of the date the transaction was finalized Global Automax’ shareholders became the Company’s controlling shareholders with the power to determine its financial and operational policies, the Company constitutes the accounting acquiree in the transaction. Therefore, the transaction is treated in the financial statements as a reverse purchase in which the net assets of the Company are considered as assets purchased by Global Automax (the accounting purchaser). In addition, since at the time of the transaction the Company was without any business activity, then it is not a “business” as defined by IFRS 3 and therefore the transaction was treated as a share issue. The financial statements prepared after the completion of the transaction as stated above were described as a continuation of the financial statements of Global Automax and the comparative information presented in these reports will be for Global Automax only, excluding the activity previously reported as part of the Company’s financial statements.

(2)	Below are the principles that were applied in the context of the accounting treatment of the purchase of the Company by Global Automax, which was handled in the way of a “reverse purchase”.

●	The assets and liabilities of the accounting purchaser and accounting acquiree were recognized in the consolidated financial statements according to their book value immediately before the transaction.

●	Surpluses and the other capital items of the consolidated entity after the merger transaction are those of the accounting purchaser Global Automax, which is the legal subsidiary (shortly before the business combination). The structure of the legal capital, i.e. the type and number of remaining shares of the Company (the legal parent company).

●	The accounting acquiree was a shelf corporation as of the date of the transaction. As a result of the transaction, no original differences or goodwill were created. The difference between the consideration for the value of the capital instruments of the Company (the accounting acquiree) on the day of completion of the transaction and the balance sheet value of the net assets of the accounting acquiree on the day of completion of the transaction is credited as one-time expenses for the registration for trading.

●	Comparative information presented in the consolidated financial statements for the periods preceding the date of the transaction is that of the accounting purchaser.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 2 - Principles of accounting policy (continued)

w.	Implementation of new financial reporting standards and amendments to existing accounting standards for the first time

1. Amendment to IAS 1, Presentation of Financial Statements

In January 2020, the IASB published an amendment to IAS 1 - Presentation of Financial Statements regarding the requirements for the presentation of current or non-current liabilities (“the original amendment”). In October 2022, the IASB published an amendment to the aforementioned amendment (“the follow-up amendment”).

The subsequent amendment determined that:

●	Only financial criteria that an entity must meet at the end of the reporting period or earlier, affect the classification of that obligation as current or non-current.

●	For commitments that the compliance with financial covenants is tested within the following 12 months from the reporting date, disclosure should be provided in a manner that allows users of the financial statements to assess the risks associated with that commitment. According to the following amendment, disclosure should be made regarding the value in the books of the obligation, information on financial covenant units, as well as facts and circumstances at the end of the reporting period that may lead to the conclusion that the entity has difficulty in complying with the financial covenant units.

The original amendment determined that the right of conversion of an obligation will affect the classification of the entire obligation as either a current or non-current obligation, except in cases where the conversion component is monetary.

The original amendment and the subsequent amendment will be applied for settlement starting from annual periods beginning on January 1, 2024.

The above amendment did not have a material impact on the Company’s interim consolidated financial statements.

2. Amendment to IFRS 16, Leases

In September 2022, the IASB published an amendment to IFRS 16, Leases (hereinafter: the “Amendment”) aimed at providing accounting treatment in the financial statements of the seller-lessee in sale and leaseback transactions when the lease payments are variable lease payments that do not depend on an index or exchange rate. As part of the amendment, the seller-lessee is required to adopt one of two approaches to measuring a liability for the lease at the date of initial recognition of such transactions. The chosen approach constitutes an accounting policy that must be applied consistently.

The standard will be applied for annual periods beginning on January 1, 2024 or later. The amendment was applied retroactively.

The above amendment did not have a material impact on the Company’s consolidated financial statements.

3. Amendments to International Accounting Standard 7, Statement of Cash Flows, and International Financial Reporting Standard 7, Financial Instruments: Disclosures

In May 2023, the IASB issued amendments to IAS 7, Statement of Cash Flows, and International Financial Reporting Standard 7, Financial Instruments: Disclosures (hereinafter: the “Amendments”), to clarify the characteristics of supplier financing arrangements and require additional disclosure for these arrangements.

The disclosure requirements in the amendments are intended to assist and enable users of financial statements to assess the effects of supplier financing arrangements on the entity’s liabilities as well as on the entity’s cash flows and exposure to liquidity risk.

The standard will come into effect for annual reporting periods beginning on January 1, 2024 or later.

The above amendment did not have a material impact on the Company’s consolidated financial statements.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 3 - The main considerations, estimates and assumptions in preparing the financial statements

In preparing the financial statements in accordance with the IFRS, the Company’s management is required to use discretion in assessments, estimates and assumptions that affect the implementation of the accounting policy and the amounts of assets and liabilities, income and expenses. It is hereby clarified that the actual results may differ from said estimates.

During the formulation of accounting estimates used in the preparation of the Group’s financial statements, the Company’s management was required to make assumptions regarding circumstances and events involving significant uncertainty. At its discretion in formulating the estimates, the Company’s management bases the estimates on past experience, various facts, external factors and reasonable assumptions according to the circumstances appropriate to each estimate.

The estimates and assumptions based on which changes in recognized accounting estimates are regularly reviewed are recognized in the period in which the estimates were revised and in any affected future period.

Information regarding assumptions made by the Group regarding the future and other main factors of uncertainty in connection with estimates where there is a significant risk that their result will be a substantial adjustment to the book values of assets and liabilities during the next financial year is included in the following notes:

a.	The considerations

Capitalization rate of a liability for a lease

The Company cannot easily determine the interest rate inherent in leases, and therefore for the purpose of calculating the liabilities for a lease, it uses the additional interest rate of the Company. The additional interest rate determined by the Company constitutes the interest rate that the Company had to pay on a loan for a period similar to the lease period and with similar security, in order to obtain an asset of similar value to the right-of-use asset resulting from the lease, and all in a similar economic environment.

b.	Estimates and assumptions

In preparing the financial statements, management is required to use estimates, evaluations and assumptions that affect the implementation of the accounting policies and the amounts reported for assets, liabilities, income and expenses. Actual results may differ from management’s estimates. The changes in the accounting estimates are credited in the period in which the change in the estimate is made. Below are the main assumptions made in the financial statements in connection with the uncertainty for the reporting date and critical estimates calculated by the Group, where a material change in the estimates and assumptions may change the value of assets and liabilities in the financial statements in the following reporting periods:

1.	Determining the net disposal value of the new vehicle inventory

The Company regularly examines the realizable value of its inventory, and in particular the inventory of new vehicles. As part of the considerations used to determine the realization value of the new vehicle inventory, the Company estimates the expected sales prices of the inventory and the total additional costs that it is expected to incur in order to complete the sale, including agent commission payments and costs for preparing the vehicle for sale.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 3 - The main considerations, estimates and assumptions in preparing the financial statements (continued)

2.	Legal Claims

In assessing the chances of the results of the lawsuits filed against the Company and its held companies, the companies relied on the opinions of their legal advisors. These evaluations of the legal advisors are based on their best professional judgment, taking into account the stage of the proceedings as well as the legal experience gained in the various issues. Since the results of the legal claims will be determined by the courts, these results may differ from the estimates.

3.	Pension benefits and other benefits after employment is terminated

The liability for post-employment benefit plans is determined using actuarial valuation techniques. Calculating the liability involves determining assumptions regarding discount rates, expected rates of return on assets, the wage increase rate and employee turnover rates, among other assumptions. The balance of the obligation may be significantly affected by changes in these estimates.

4.	Lease transactions that include extension and cancellation options

For the purpose of assessing whether it is reasonably certain that the Company will exercise an option to extend a lease period or to cancel a lease period, the Company takes into account all the relevant facts and circumstances that create an economic incentive for the Company to exercise or not exercise the option, such as: significant amounts invested for improvements to the leased property, the importance of the underlying asset and the uniqueness inherent in it for the purpose of the Company’s activity, the Company’s past experience in similar lease transactions and more.

After the start date, the Company re-evaluates whether it is reasonably certain that it will or will not exercise an option when a significant event or a significant change in circumstances occurs that has the potential to influence the Company’s decisions regarding the exercise of the option, such as: significant improvements made to the leased property that were not foreseen at the start date, entering into a lease of a sub-asset of the base asset for a period that exceeds the end of the previously determined lease period and more.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 4 - New standards and interpretations that have not yet been adopted

Standard/interpretation/ correction	Publication expenses	Start & transition instructions	Expected effects
International Financial Reporting Standard 18 “Revenue Recognition” (“IFRS 18”)

On April 9, 2024, IFRS 18 was published, replacing IAS 1 “Presentation of Financial Statements” (IAS 1). The purpose of the standard is to improve the manner of information presentation by entities to users in their financial reports.

The standard focuses on the following areas:

1. Profit or Loss Statement Structure - Presentation of defined interim summaries and categorization into profit or loss statement categories.

2. Requirements regarding the improvement of cooperation and the dissemination of information in financial reports and explanations.

3. Presentation of information regarding performance measures defined by management (“MPM”) that are not based on Generally Accepted Accounting Principles (NON-GAAP) in the explanations to the financial reports. In addition, amendments to other IFRS standards, including International Accounting Standard 7 “Statement of Cash Flows,” will come into effect with the implementation of IFRS 18, aimed at improving comparability between entities. The changes mainly include: use of a sub-summary of operating profit as a single starting point in the implementation of the indirect method for reporting cash flows from current operations as well as the cancellation of the alternatives for choosing an accounting policy regarding the presentation of interest and dividends. In light of this, except for certain cases, interest and dividends received will be included within the framework of cash flows from investment activities, while interest paid and dividends paid will be included within the framework of financing activities.

The standard will come into effect for annual reporting periods beginning on January 1, 2027 or later. The standard is applied retroactively, with specific transition instructions. Early adoption is possible.

The Company is examining the impact of IFRS 18, including the impact of amendments to other IFRS standards as a result of its application, on the financial statements.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 4 - New standards and interpretations that have not yet been adopted (continued)

Standard/interpretation/ correction	Publication expenses	Start & transition instructions	Expected effects
Amendments to IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures” (regarding classification and calculation of financial instruments and adding disclosure requirements)

Main amendments to IFRS 9:

1. Adding the option to write off a financial obligation that was settled via an electronic payment system transfer before the settlement date, provided the following criteria are met:

* The entity has no practical ability to withdraw, stop or cancel the payment order;

* The entity does not have the practical ability to access the cash that would be used for settlement as a result of the payment instruction; and

* The clearance risk associated with the electronic payment system is not significant.

An entity that chooses this option is required to apply it to all liabilities settled in the same electronic payment system.

2. Adding implementation guidance and examples for assessing whether contractual cash flows of a financial asset constitute only payments of principal and interest on the principal amount outstanding for the purpose of classifying the financial asset.

3. The amendment clarifies that a financial asset has the characteristics of a non-recourse asset if the entity’s ultimate right to receive cash flows is contractually limited to cash flows generated from specified assets.

4. The amendments clarify the characteristics of contractually linked instruments that distinguish them from other transactions.

Main amendments to IFRS 7:

1. Updating the disclosure requirements regarding investments in equity instruments designated at fair value through other comprehensive income.

2. Adding disclosure requirements for contractual terms that may change the timing or amount of the contractual cash flows of financial instruments upon the occurrence (or non-occurrence) of a contingent event (for example, achieving greenhouse gas emission reduction targets) that does not directly relate to changes in the risks and costs of underlying loan agreements (such as the time value of money or credit risk).

The standard will come into effect for annual reporting periods beginning on January 1, 2026 or later. Early application is possible provided that all amendments are applied simultaneously or only the amendments related to the classification of financial assets are applied.

An entity is required to apply the amendments retrospectively. The entity is not required to restate previous periods at the date of initial application but may do so if, and only if, it can be done without the use of hindsight.

The Group is examining the consequences of the amendment on the financial statements without the intention of early implementation.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 4 - New standards and interpretations that have not yet been adopted (continued)

Standard/interpretation / correction	Publication expenses	Start & transition instructions	Expected effects
Annual Improvements to IFRS Accounting Standards (Volume 11):

As part of the annual improvements process, in July 2024, a number of amendments to IFRS standards were published, including:

1. Drafting amendments are limited in scope to IFRS 1 “First-time Adoption of International Financial Reporting Standards”, IFRS 10 “Consolidated Financial Statements” and IAS 7 “Statement of Cash Flows”.

2. Amendments to IFRS 9 “Financial Instruments” clarifying that when it is determined that a lease liability has been extinguished in accordance with the provisions of IFRS 9, the lessee is required to apply the provisions of section 3.3.3 of IFRS 9 so that the gain or loss arising from the derecognition is recognized in profit or loss. It was also clarified that the balance of customers will be calculated at the date of initial recognition in accordance with the amount determined in the application of IFRS 15 and not in accordance with the transaction price.

		The standard will come into effect for annual reporting periods beginning on January 1, 2026 or later. Earlier implementation is possible. The amendment to IFRS 9 regarding de-recognition of lease liabilities will be applied to lease liabilities that were extinguished at the beginning of the annual reporting period in which the amendment is first applied.	The Group is examining the consequences of the amendment on the financial statements without the intention of early implementation.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 5 - Cash and cash equivalents

	for December 31st
	2024	2023

Cash	3	6
Cash in banking corporations in Israeli currency	1,463	1,475
Cash in banking corporations in Israeli currency	20	71
Total cash and cash equivalents	1,486	1,552

Note 6 - Customers

a.	The composition:

	for December 31st
	2024	2023

Open debts	8,837	17,709
Checks for collection and credit cards	20,168	8,965
	29,005	26,674
Less - provision for doubtful debts	(122)	(122)
Total net customers	28,883	26,552

Customer debts do not bear interest.

b.	Information regarding the Company’s exposure to credit risk due to customer balances:

	Customers whose repayment date has not yet arrived	Customers whose due date has passed and the delay in their collection is:
	(w/out collection arrears)	Up to 60 days	60-90 days	More than 90 days	Total
	As of December 31, 2024
Customer balance before provision Doubtful debts	-	4,687	22	4,128	8,837
Balance of provision for doubtful debts	-	-	-	(122)	(122)
	-	4,687	22	4,006	8,715

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 6 - Customers (continued)

	Customers whose repayment date has not yet arrived	Customers whose due date has passed and the delay in their collection is:
	(w/out collection arrears)	Up to 60 days	60-90 days	More than 90 days	Total
	As of December 31, 2023
Customer balance before provision	4,143	3,123	5,704	4,739	17,409
Doubtful debts	-	-	-	(122)	(122)
Balance of provision for doubtful debts	-	-	-
	4,143	3,123	5,704	4,617	17,587

Note 7 - Receivables and debit balances

	for December 31st
	2024	2023
Advanced payments to suppliers	53,277	17,286
Accounts receivable	6,328	2,166
Prepaid expenses	3,308	3,601
Value Added Tax	2,386	369
Receivables and other debit balances	1,048	1,386
Related parties	245	9,979
Tax assessing officer - company	1	14
	66,593	34,801

Note 8 - Vehicles inventory

a.	The composition:

	for December 31st
	2024	2023

New cars	196,087	170,009
Used cars	11,024	12,033
Accessories	2,687	1,605
	209,798	183,647

b. As stated in Note 2i above, the Group calculates its inventory according to the lower of the cost base and the net realizable value. The Group regularly examines the realizable value of the inventory, taking into account a number of factors and characteristics, and in particular the age and condition of the inventory. About the considerations taken into account regarding the examination of realizable value in respect of the new car inventory, see also Note 3b1. As of December 31, 2024 and 2023, the inventory of new cars is without reduction.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 9 - Investment in stocks of held companies

Further to what was covered in Notes 1 (c) and 2 (u) regarding the merger and reverse acquisition: Matomy is the legal purchaser of Global Automax and both own subsidiaries as follows:

a. Additional information regarding subsidiaries whose reports are consolidated in the Company’s reports:

	Country of incorporation	The Company’s rights in capital and voting rights %	Amounts advanced by the Company to the consolidated company	The scope of investment in the apital of the consolidated company	Total
December 31, 2024
Automax Hasharon (1)	Israel	67	504	2,000	2,504
Automax “Trade In” Ltd.	Israel	80	13,430	-	13,430
Automax Direct Import Ltd. (2)	Israel	100	17,008	-	17,008
Automax car fleets Ltd:	Israel	100	291	-	291
			31,233	2,000	33,233

As for December 31, 2023
Automax Hasharon (1)	Israel	67	270	1,899	2,169
Automax “Trade In” Ltd.	Israel	80	9,128	-	9,128
Automax Direct Import Ltd. (2)	Israel	100	77	-	77
Automax Netanya Ltd. (4)	Israel	100	682	-	682
			10,157	1,899	12,056

(1)	See Note 33a below.
(2)	See Note 21b below.
(3)	During November 2024, the subsidiary Global Automax acquired the remaining 50% of the shares of Automax Fleets. See Note 21b below.
(4)	Automax Netanya Ltd.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 9 - Investment in stocks of held companies (continued)

B. Details regarding affiliated companies held by the Company:

Investment in affiliated companies

	Number of		Nominal	Company’s rights in capital and voting rights	for December 31st
	shares	Type	value	%	2024	2023
Dalhom Automax Ltd. (1)	10	Ordinary	0.1	50%	10,818	11,256
	0.2	Management	0.1
Automax Shefela Ltd. (2)	60	Ordinary	1	50%	664	1,148
Automax car fleets Ltd:	8	Management	1
	171,451	Ordinary	0.1	50%	-	85
					11,482	12,489

1. Dalhom Automax Ltd.:

	for December 31st
	2024		2023
Share capital	-(*	)	-
Debits and credits	770		684
Loan	5,566		5,156
Investment	5,607		5,662
Equity losses	1,125		(246)
	10,818		11,256

(*)	Amount lower than 1 thousand ILS.

See Note 21b(c) below.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 9 - Investment in stocks of held companies (continued)

2. Automax HaShfela Ltd.:

	for December 31st
	2024		2023
Share capital	-(*	)	-(*	)
HaShfela Debits and credits	1,664		1,249
Equity losses	(1,470)		(548)
Loan	470		447
	664		1,148

(*)	Amount lower than 1 thousand ILS.

In addition, see Note 21b(e) below.

3. Automax car fleets Ltd:

	for December 31st
	2024	2023
Debits and credits	-	102
Equity losses	-	(34)
Share capital	-	17
	-	85

See Note 21b(g) below.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 10 - Assets and liabilities for lease agreements

As of January 1, 2018, the Company applies standard IFRS 16 as detailed in Note 2 p.

a. Assets composition due to lease agreements

	for December 31st
	2024	2023
Cost:
Opening balance	36,409	28,044
Additions during the year	2,392	9,897
Changes during the year	(5,247	1,532
Closing Balance	33,554	36,409

Accrued depreciation and amortization:
Opening balance	15,923	11,247
Changes during the year:
Depreciation	5,951	5,750
Changes during the year	(3,774	(1,073)
Closing Balance	18,100	15,924
Total	15,454	20,485

b. Composition of liabilities for the lease agreements:

	As of December 31
	2024	2023
Opening balance	22,104	18,032
Changes during the year:
Additions	2,127	9,807
Changes during the year	(507)	(509)
Payments and changes due to leases	(6,804)	(5,226)
Total	16,920	22,104

Liabilities with respect to lease agreements – current maturities	5,001	5,775
Long-term lease related liabilities	11,919	16,329
Total	16,920	22,104

c. Amounts recognized in profit and loss:

	For the year ended on
	2024	2023

Depreciation expenses with respect to right-of-use assets	5,951	5,750
Financing expenses with respect to liabilities	1,050	1,133

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 10 - Assets and liabilities for lease agreements (continued)

d.	The lease agreements include the following breakdown:

1.	Lease agreement for a land plot and a building in which the Global Automax Jerusalem branch is based

Global Automax has a Lease Agreement with a third party for the lease of an asset in Jerusalem. The Lease Agreement is valid until March 31, 2025, after exercising the extension option. Also, Global Automax was granted with additional options to extend it until March 31, 2027. Global Automax is entitled to notify the lessor on a determined date of every year, about its decision to shorten and/or to terminate the lease agreement by submitting a written notice of 6 months in advance.

The current monthly lease fees amount to approximately 117 thousand ILS, plus VAT and linkage differentials. On April 1, 2020, and every two years thereafter, the lease fees shall increase by 3% when compared to the monthly fees paid on the previous month.

In order to guarantee the undertakings of Global Automax subject to the lease agreement, the lessor was provided with various collaterals, as follows: (a) personal guarantees provided by Messrs. Daniel Levi, Yinon Amit, Emanuel Paz Puzailov and Eyal Baruch (hereunder: the “Guarantors”); (b) a promissory note by the subsidiary at the amount of 500 thousand ILS, personally guaranteed by the Guarantors; and (c) a deposit in the amount of the monthly fees, provided by Global Automax and held by the lessor as collateral to secure the undertakings of Global Automax.

In accordance with the approval of the general meeting of the company’s shareholders, Global Automax intends to replace the personal guarantees given by the Guarantors as mentioned above, with other acceptable collaterals to be provided by Global Automax in the amount of up to 5 months of lease fees. As of the reporting date, said guarantees have not yet been replaced.

This property houses the Global Automax building in Jerusalem, which includes an exhibition center, a parking lot for vehicles imported by the subsidiary, the Company’s headquarters as well as a facility for preparing vehicles for sale (PDI).

The inherent interest rate of this lease is estimated at 4.3%.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 10 - Assets and liabilities for lease agreements (continued)

2.	Lease agreement in connection with a plot of land in Rishon Lezion and a building in which the Global Automax branch is based

Global Automax has a lease agreement with a third party, according to which it leases a 2,000 square meters plot of land in Rishon Lezion on which a building of approximately 566 square meters is built. The lease agreement is valid until May 2031. Global Automax is entitled to shorten the lease term by submitting a written notice to the lessor 6 months in advance. In addition, the lessor may shorten the lease period by submitting a written notice five months in advance, if it wishes to build on the property, provided that it presents Global Automax with a signed and valid building permit from the Rishon LeZion Planning and Construction Committee.

The monthly lease fees vary between approximately 82 to approximately 100 thousand ILS, plus VAT and linkage differencials from May 2015 (predefined annual increases for each lease year).

To secure its undertakings as detailed in the lease agreement, the Company provided the lessor with various sureties, including a bank guarantee on behalf of the Global Automax, promissory notes by the Company, as well as a Company guarantee.

A Global Automax branch is located in this property, which includes a presentation center comprised of a showroom for the sale of vehicles imported by Global Automax.

The inherent interest rate of this lease is estimated at 3.7%.

3.	Lease agreement for a land plot with a storage lot of Global Automax in Jerusalem

Global Automax has a lease agreement with a third party according to which it leases a plot of land of 1,776 square meters in Jerusalem. The lease agreement is valid until July 2024 (after Global Automax exercised options granted to it to extend the lease period). Global Automax is entitled to shorten the lease period, provided that it notifies the lessor accordingly by submitting a written notice 60 days in advance. The lessor is entitled to cancel the agreement with a written notice of 6 months in advance, in cases of development and/or planning and/or sale of the leased property.

The current rent is 44.1 thousand ILS, plus VAT and linkage differentials.

On March 24, 2024, the general meeting of the Company’s shareholders approved the extension of the lease agreement for a period of up to 5 additional years, at a monthly lease not exceeding ILS 44,100, plus VAT and linkage differentials.

Approximately 47% of the leased property rights are held by an affiliated party of one of the Company’s Directors, who is also a shareholder of the Company.

In order to guarantee its undertakings in acordance with the lease agreement, Global Automax provided the lessor with a sum equivalent to 3 months lease fees (120 thousand ILS) plus VAT as required by law, as payment for the last three months of the lease term. In addition, Global Automax provided an additional CPI-linked promissory note in the amount of 100 thousand ILS.

This property contained the logistic warehouse of Global Automax, where it stores its imported vehicles after they are released by the Customs Authorities and prior to their transportation to the PDI center of Global Automax.

The inherent interest rate of this lease is estimated at 3.7%.

The lease agreement ended at the end of June 2024 after Global Automax decided not to renew it.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 10 - Assets and liabilities for lease agreements (continued)

4.	Lease agreement of a land plot with a building in which the Haifa branch of Global Automax operates

Global Automax has a lease agreement with a third party, according to which it leases a plot of land in Haifa, with an area of 510 square meters, on which a building with an area of approximatively 363 square meters is built. After having been extended for an additional period, the lease agreement is in effect until May 2026.

The monthly lease fees total 42.5 thousand ILS, plus VAT and linkage differentials, and the lease fees for the additional period total 44 thousand ILS.

A deposit equal to three months’ rent plus VAT was paid to the lessor when receiving possession of the property.

A Global Automax branch is located in this property, which includes a presentation center comprised of a showroom for sale of vehicles imported by it.

The inherent interest rate of this lease is estimated at 2%.

5.	Lease agreement for a land plot with a building in which the Global Automax Raanana branch operates

Automax Hasharon has a lease agreement with a third party according to which it leases a 1,550 square meter lot in the city of Raanana, on which a building of approximately 1,550 square meters is built. The lease agreement is in effect for the period from May 1, 2021 to April 30, 2026, and Automax Hasharon was granted options to extend it until April 30, 2031. Automax Hasharon is entitled to notify the lessor on a determined date of every year of the shortening and/or termination of the lease agreement by submitting a written notice 3 months in advance.

The monthly lease fees were set at the amount of 55,000 ILS, plus VAT and linkage differentials.

A Global Automax branch is located in this property, which includes a presentation center comprised of a showroom for sale of vehicles imported by it.

The inherent interest rate of this lease is estimated at 9%.

6.	Lease agreement for a land plot with a building in which the Global Automax Rishon Lezion branch operates

Automax Hasharon has a lease agreement with a third party according to which it leases a 4,095 square meter lot in the city of Petach Tikva, on which a building of approximately 4,095 square meters is built. The lease agreement is valid until December 2024, and the Company was granted options to extend it until December 2028.

The monthly lease fees total 27,500 ILS, plus VAT and linkage differentials.

A Global Automax branch is located in this property, which includes a presentation center comprised of a showroom for sale of vehicles imported by it.

The inherent interest rate of this lease is estimated at 17%.

In accordance with the agreement with the landlord, the lease agreement ended in March 2024 and Global Automax closed this branch.

7.	Lease agreement for a land plot in Glilot with a building on which the Global Automax branch operates

Automax Trade-in has a lease agreement with a third party, according to which it leases a 1,100 square meter lot in Glilot, on which a building of approximately 1,100 square meters is built. The lease agreement is valid until August 2024 (after exercising an option for its extension).

The monthly lease fees were set at the amount of 37,500 ILS, with the addition of VAT and linkage differentials.

Global Automax branch is located in this property including a presentation center for sale of new and used vehicles.

The inherent interest rate of this lease is estimated at 1.7% and at 7.2% during the option period.

The lease agreement ended at the end of August 2024, after Automax Trade-In decided not to renew it and closed the branch in Glilot.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 10 - Assets and liabilities for lease agreements (continued)

8.	Lease agreement of a plot of land with a building where Global Automax Afula branch operates

Global Automax has a lease agreement with a third party according to which it rents a plot of land with an area of 545 square meters, on which a building with an area of approximatively 545 square meters operates in Afula. The lease agreement is for the period from December 1, 2021 to December 1, 2024, and Global Automax is granted options to extend it until December 1, 2030. Global Automax is entitled to notify the lessor on a determined date of every year about its decision to shorten and/or to terminate the lease agreement by submitting a written notice 3 months in advance.

The monthly lease fees were set at the amount of 27,250 ILS, plus VAT and linkage differentials.

A Global Automax branch is located in this property, which includes a presentation center comprised of a showroom for sale of vehicles imported by it.

The inherent interest rate of this lease is estimated at 2.9%.

9.	Vehicles under operational lease

As of December 31, 2024 and 2023, the Company has 23 and 19 (respectively) operating lease agreements for vehicles, for periods of 3 years. The aforementioned vehicles are presented on the basis of cost plus one-time setup costs transaction, after deduction of accrued depreciation. The vehicles are amortized based on individual calculations for each vehicle over the lease period.

The inherent interest rate of this leases is estimated between 4.53% and 7.15%.

Note 11 - Fixed Assets, net

	For December 31 2024
	Vehicles	Computers	Office equipment and furniture	Leasehold improvements	Electronic equipment	Total
Cost
Balance as of January 1, 2024	1,828	2,159	2,059	7,940	468	14,454
Additions during the year	554	203	34	138	119	1,048
Subtractions during the year	(857)	-	(35)	-	67	(959)
Balance as of December 31, 2024	1,525	2,362	2,058	8,078	520	14,543

Accumulated depreciation
Balance as of January 1, 2024	335	1,603	974	3,599	72	6,583
Additions during the year	280	329	137	796	73	1,615
Subtractions during the year	(195)	-	(4)	-	17	(216)
Balance as of December 31, 2024	(420)	(1,932)	(1,107)	(4,395)	(128)	(7,982)
Fixed assets, net, as of December 31, 2024	1,105	430	951	3,683	392	6,561

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 11 - Fixed Assets, net (continued)

	For December 31 2023
	Vehicles	Computers	Office equipment and furniture	Leasehold improvements	Electronic equipment	Total
Cost
Balance as of January 1, 2023	1,365	1,834	1,893	7,235	260	12,587
Additions during the year	2,144	341	196	924	346	3,951
Subtractions during the year	(1,680)	(16)	(30)	(220)	(138)	(2,084)
Balance as of December 31, 2023	1,829	2,159	2,059	7,939	468	14,454

Accumulated depreciation
Balance as of January 1, 2023	208	1,269	817	2,838	25	5,157
Additions during the year	355	337	158	771	53	1,675
Write-offs during the year	(229)	(2)	(1)	(9)	(8)	(249)
Balance as of December 31, 2023	(334)	(1,604)	(974)	(3,600)	(70)	(6,583)
Fixed assets, net, as of December 31, 2023	1,495	555	1,085	4,339	365	7,871

Note 12 - Intangible assets, net

	For December 31 2024
	Import licenses	Goodwill	Website	Total
Cost
Balance as of January 1, 2024	19,664	764	1,817	22,245
Additions during the year	8,544	-	-	8,544
Balance as of December 31, 2024	28,208	764	1,817	30,789

Cumulative reduction
Balance as of January 1, 2024	(9,879)	-	(1,247)	(11,126)
Additions during the year	(2,955)	-	(255)	(3,210)
Balance as of December 31, 2024	(12,834)	-	(1,502)	(14,336)
Reduced cost, net, as of December 31, 2024	15,374	764	315	16,453

	For December 31 2023
	Import licenses	Goodwill	Website	Total
Cost
Balance as of January 1, 2023	17,020	764	1,045	18,829
Additions during the year	2,644	-	772	3,416
Balance as of December 31, 2023	19,664	764	1,817	22,245
Cumulative reduction
Balance as of January 1, 2023	(7,114)	-	(1,045)	(8,159)
Additions during the year	(2,765)	-	(202)	(2,967)
Balance as of December 31, 2023	(9,879)	-	(1,247)	(11,126)
Reduced cost, net, as of December 31, 2023	9,785	764	570	11,119

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 13 - Long-term deposits in banking corporations

Long-term deposits in banking corporations, as of December 31, 2024 are presented at the amount of 1.242 thousand ILS. As of December 31, 2023, said deposits amounted to 409 thousand ILS. The deposits comply with some of the terms of state-guaranteed loans. as well as an additional deposit deposited by Automax Hasharon with respect to a guarantee provided in relation with the lease agreement of the Raanana branch.

Note 14 - Short-term credit from banking corporations and financing bodies

	Interest rate	For December 31
	%	2024	2023

Bank - overdraft		13	8
Current maturities of long-term loans (see Note 17)		4,628	2,004
Short-term loans	6.75-8.5	171,042	139,418
		175,683	141,430

The Group has unsecured credit lines that amounted to a total of approximately 175.5 million ILS as of December 31, 2024 and to approx. 150 million ILS as of December 31, 2023. Out of these credit lines the Group utilized approx. 170.5 million ILS as of December 31, 2024 (and approx. 143 million ILS as of December 31, 2023). The Group does not pay for unused credit lines, which as mentioned above, are unsecured.

For details regarding financial benchmarks, see Note 21c below.

Note 15 - Suppliers and services providers

	For December 31
	2024	2023

Open debts	28,534	14,117
Checks for collection and credit cards	511	2,052
	29,045	16,169

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 16 - Accounts payable and credit balances

a. The composition:

	For December 31
	2024	2023

Advances from customers	33,352	22,407
Contingent liability in respect of former shareholders of a subsidiary (b)	10,836	10,777
Employees and related institutions	1,531	819
Value Added Tax	1,085	5,898
Expenses payable	442	4,725
Commitment to previous shareholders of Global Automax (c)	495	495
Provision for sick leave and vacation	277	262
Liability for future transactions (Forward)	151	320
Liability towards the stakeholders of the Company	117	117
	48,286	45,820

B.	Contingent liability in respect of the subsidiary’s former shareholders and an indemnifying asset for it –

On November 13, 2015, Matomy USA (the Company’s wholly-owned subsidiary, incorporated in accordance with the laws of Delaware, USA), acquired the entire holdings (100%) in Optimatic Media Inc. (“Optimatic”) by means of a reverse triangular merger (“The Transaction”). In accordance with the transaction documents, since Optimatic had a large number of shareholders, including inactive companies, and after the company took all reasonable measures to locate those shareholders, the company transferred the full transaction proceeds to a trustee, who was responsible for locating the shareholders and making the payment to the located shareholders. In accordance with the provisions of the Trust agreement signed with the Trustee, one year from the date of completion of the transaction, the Trustee transferred to Matomy USA the balance of the proceeds of those shareholders who had not yet been located until that date, in the amount of $2,971 thousand (the “Liability Amount”).

On October 29, 2019, Matomy USA was dissolved in accordance with Delaware law, and as part of its liquidation the company undertook to bear the claims filed against Matomy USA. To the best of the Company’s knowledge, according to the law applicable in Delaware, lawsuits can be filed against Matomy USA for a period of up to 3 years from the dissolution date as stated, and the Company’s obligation to bear claims filed against Matomy USA is valid for a period of up to 10 years from the date of dissolution. As part of the merger transaction between the Company and the shareholders of the former Global Automax, and as a condition precedent to its completion, an agreement was signed with M.R.M Merhavit Holdings and Management Ltd. (the initiator of the transaction) and L.I.A. Pure Capital Ltd. (hereafter collectively: “the Indemnifiers”), according to which in return for a payment of 1 million ILS plus VAT, to be paid to the Indemnifiers by the Company, the Indemnifiers will indemnify the Company for any amount paid to any of Optimatic’s undocumented shareholders as specified above, up to the liability amount. This liability was settled in an agreement signed on March 18, 2021 between the Company and the Indemnifiers.

It should be noted that the aforementioned understanding was approved by the Company’s Board of Directors at meetings held prior to the approval of the merger transaction by the Company’s shareholders, and that it was brought to the Company’s shareholders for approval as part of the merger transaction, which was approved by them on February 28, 2021.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 16 - Accounts payable and credit balances (continued)

C.	In an immediate report published by the Company on March 24, 2021 in connection with the merger transaction completion, it was clarified that according to the merger agreement the cash amount in the Company’s treasury should amount to approximately 22 million ILS. On the deadline set for a settlement of accounts according to the aforementioned report, the cash amount in the Company’s treasury amounted to about 21.6 million ILS. In accordance with the aforementioned report, the indemnification provision set forth in item 1.1.10.5 of the meeting summons report dated February 22, 2021, whose agenda was the approval of the merger transaction (“the Meeting Summons Report”), applies to the entire amount of the difference (about ILS 495 thousand) (“the Difference Amount”), according to which the amount difference will be paid by way of allocating the indemnification shares (as defined in the merger agreement) against the capital raising to be carried out by the Company (and everything as specified in item 1.1.10.5 of the Meeting Summons Report), without applying the absorption of 150,000 ILS stipulated in item 1.1.10.2 of the Meeting Summons Report. It should be clarified that as of the date of publication of this report, to the best of the Company’s knowledge, the former shareholders of the subsidiary postponed the execution date of the aforementioned mechanism in accordance with the right granted to them to postpone it until after the date of the third milestone, but no later than 72 months from the date of completion of the transaction. It should be noted that if the Company fails to raise capital, the liability will be repaid in cash. As of December 31, 2024, the amount of the difference was recorded as capital fund in the Company’s books.

Note 17 - Long-term credit from banking corporations

	For December 31
	2024	2023

In ILS, non-linked (*)	15,869	3,811
With deduction of current maturities	4,628	(2,004)
	11,241	1,807

(*)	Loans were provided in ILS, and beared a Prime+1.5% interest rate during 2024 and 2023. The loans are not CPI linked.

For details regarding financial benchmarks, see Note 21c below.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 18 - Non-granting control Loans from Right Holders

	For December 31
	2024	2023

Automax Motors	1,037	985

Note 19 - Liability for bonds

A. Composition as of December 31, 2024

	Capital amount	Nominal interest	Effective interest	Balance	Balance with deduction of current maturities
Unlinked bonds (series A)	34,245	5.9%	6.9%	34,715	20,344

B. Additional information regarding bond issuance (series B)

On March 1, 2022, the Company issued a total of ILS 45,660 thousand face value bonds (series B) of the Company, worth ILS 1 each, in accordance with the shelf offer report published by the Company on February 27, 2022, based on the Company’s shelf prospectus dated November 30, 2021 (hereinafter: “The Shelf Offer Report”). The total gross consideration received by the Company for the bonds (series B) allocated according to the shelf offer report, amounted to a total of ILS 45,660 thousand. The Company incurred issuance costs of approximately ILS 889 thousand.

Terms of the bonds (series B)

The bonds (series B) bear a fixed, non-linked annual interest rate of 5.9% and will be paid twice a year, on February 28 and August 31 of each of the years 2023 to 2025 (inclusive) and on February 28, 2026, all for the interest period that ended on the last day before the payment date (hereinafter: the “Interest period”). The interest rate that will be paid for a certain interest period (except for the first interest period, as detailed below), will be calculated as the annual interest rate divided by two. The first interest payment date will be on February 28, 2023 for the period that begins on the first trading day after the tender day according to the first shelf offer report, and ends on February 27, 2023 (hereinafter: “the first interest period”), and the last payment will be made on February 28, 2026, together with the final repayment of the bond fund, and against handing over the bond certificates to the Company.

The bonds (series B) will be settled for repayment of the principal in 4 unequal annual payments, to be paid on February 28 of each of the years 2023 to 2026 (inclusive), in such a way that the first payment (on February 28, 2023) will be 10% of the principal nominal value of the bonds, the second payment (on February 28, 2024) will be 15% of the total nominal value of the bonds, the third payment (on February 28, 2025) will be 30% of the total nominal value of the bonds, the fourth and final payment (on February 28, 2026) will constitute 45% of the total nominal value of the bonds.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 19 - Liability for bonds (continued)

Securing the bonds

In order to guarantee the complete fulfillment of all the Company’s obligations according to the terms of the bonds (series B) and to guarantee the full and accurate repayment of all the principal and interest payments the Company must pay to the bonds (series B) holders, the Company undertook to create and/or register the guarantees listed below for the trustee’s benefit:

1.	As a condition for providing owner loans to the controlled companies, the Company undertook to pledge, with a floating lien, the full rights of the Company by virtue of the owner loans provide from time to time to the controlled companies, and this is to ensure the full and exact fulfillment of all the Company’s obligations according to the bonds (series B) and the deed of trust.

2.	The Company has committed that as long as the bonds (series B) have not been paid in full, in a final settlement, the Company will not create general current liens on all of its assets and all of its rights, existing or future, for the benefit of any third party, to secure any debt or obligation, unless:

(A)	Prior approval will be obtained from the bonds holders (series B), to create the lien in favor of a third party.

(B)	The Company established - for the benefit of the holders of the bonds (series B) to secure the undisputed balance of debt towards the holders, at the same time as the creation of the ongoing lien in favor of the third party - an ongoing lien of the same level pari passu according to the ratio of the Company’s debts to the third party and to the holders of the bonds as will change from time to time, and this lien will be in effect as long as the bonds (series B) have not been paid in full, or until the cancellation of the lien given in favor of the aforementioned third party, whichever comes first.

In addition, the Company undertook that as long as the bonds (series B) were not paid in full, it will not create and will not undertake to create, for the benefit of any person and/or entity, liens of any kind and type on the shares of Global Automax, which it owns.

1.	The Company undertook that as long as the bonds (series B) were not paid in full, it would refrain from making a distribution (as the term is defined in the Companies Law, 5759-1999 (hereinafter: “The Companies Law”)), including that it would not declare, pay or distribute dividends (as defined in the Companies Law). Notwithstanding the above and subject to any law, the Company will be entitled to make a distribution by way of a dividends in kind of shares that are held by it in the controlled companies and are listed for trading on the stock exchange, provided that the equity of the Company, after making the distribution, does not amount to less than ILS 60 million.

For details regarding financial benchmarks, see Note 21c below.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 20 - Liabilities for employee benefits, net

A. Post-employment benefits

The Israeli Labor Law and Severance Pay Law require the Company to pay severance payments to its employees upon termination or retirement. Therefore, the Company handles the corresponding liability as a post-employment benefit. The calculation of the company’s liability for employee benefits is done in accordance with valid employment contracts, and it is based on employees’ salaries and employment period, the basis that entitles them to receive severance pay.

B. Defined deposit plans

A portion of the Group’s severance payments to its employees in Israel is subject to the provisions of section 14 of the Severance Pay Law, 5723-1963. According to this paragraph, current contributions to pension funds and/or insurance policies with insurance companies exempt the Group from recognizing any further liabilities toward those employees for whom said amounts were deposited. Said contributions, as well as deposits in respect of remunerations, constitute defined deposit plans.

C. Defined benefit plans

The portion of severance pay not covered by contributions to defined deposit plans, as detailed above, is handled by the Group as a defined benefit plan according to which the Group recognizes the liability towards an employee’ benefits for which the Group is contributing amounts in corresponding insurance policies.

D. The composition of employee benefits liability presented in the Balance Sheet:

	For December 31
	2024	2023
Benefits after termination of employment by departments:

PDI department	22	20
Sales department	23	108
Management	12	12
	57	140

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 21 - Contingent liabilities, engagements, encumbrances and guarantees

A. Claims and legal decisions in the field

The Group may be exposed to legal proceedings and claims from time to time as part of its current business operations. Regardless of the outcome of said actions, litigations may have negative impacts over the Company as a result of the costs arising from settlements and the need to receive legal defense and settlements, the reassignment of management resources and other factors.

●	During 2015, an investigation was initiated against a subsidiary, Haim Levy Trade In Ltd. (hereunder: “Haim Levy Trade In”), one of the Company’s controlling shareholders, and against Company’ position holders – Daniel Levy, CEO; Yinon Amit, Chief Business Officer and Director; Haim Levy, Trade Manager and the son of Daniel Levy; and, Gal Levy, VP of Regulations and Branch network and the son of Daniel Levy, under the suspicion of fraud, forgery and money laundering. In addition, said position holders (excluding Messrs. Daniel and Gal Levy) were interrogated on the suspicion of having committed tax fraud and regulatory breaches with respect to Company activities as a parallel importer of vehicles subject to the provisions of the Product and Services Supervision Order (Vehicle Import and Provision of Automotive Services), 5739-1978 (hereunder: the “Order”).

At the end of the investigation, Global Automax, Haim Levy Trade In and the aforementioned position holders (with the exception of Mr. Gal Levy) (hereinafter: the “Position holders”) received summons to a hearing, according to which the attorney’s office is considering prosecuting them for having committed the aforementioned offenses. On August 5, 2021, the parties involved received a notice from the Tel Aviv District Attorney’s Office (Taxation and Economy), according to which, after a hearing procedure that was held for Global Automax and the office holders (excluding Gal Levy) and Haim Levy Trade In, it was decided to reject their claims and file an indictment against them.

On August 25, 2021, a notice of indictment was received against Global Automax, Haim Levy Trade In and the position holders. The offenses attributed to the accused in the indictment, were as follows:

a.	Global Automax is accused of committing forgery offenses under the Penal Law, 5733-1977 (hereinafter: the “Penal Law”), fraud under the Penal Law, smuggling under the Customs Ordinance [New Version] (hereinafter: the “Customs Ordinance”) and money laundering offenses, according to the Money Laundering Prohibition Law of 5760-2000 (hereinafter: the “Money Laundering Prohibition Law”) and the Penal Law;

b.	Haim Levy Trade In is accused of conducting forgery acts under the Penal Law, fraud subject to the Penal Law, contraband under the Customs Ordinance, tax and customs offenses (subject to the Customs Ordinance [New Version], the Value Added Tax Law, 5736-1975 and Acquisitions Tax Law (Goods and Services), 5712-1952) and money laundering offenses under the Anti-Money Laundering Law and the Penal Law;

c.	The position holders are accused of forgery according to the Penal Law, fraud according to the Penal Law, smuggling according to the Customs Ordinance and money laundering offenses according to the Law on the Prohibition of Money Laundering and the Penal Law.

d.	With regard to events related to Albar’s Group activity, Haim Levy Trade In and the office holders are accused of conducting acts of forgery under the Penal Law, fraud under the Penal Law, contraband under the Customs Ordinance, tax and customs offenses (subject to the Customs Ordinance [New Version], the Value Added Tax Law, 5736-1975 and Acquisitions Tax Law (Goods and Services), 5712-1952) and money laundering subject to the Anti-Money Laundering Law and the Penal Law; In addition, Yinon Amit is accused in the aforementioned case with impeachment of the investigation, conspiracy to commit a crime and misdemeanor, and obstruction of justice according to the Penal Code.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 21 - Contingent liabilities, engagements, encumbrances and guarantees (continued)

As of the financial statements signing date, the preliminary hearings regarding the indictment were completed, and hearings on the substantial evidence began in March 2023.

Global Automax rejects the charges against the subject of the indictment, among other things in light of the fact that as of 2016 the Order was replaced by the Vehicle Services Licensing Law, which allows the importer to purchase vehicles from any source. Since then, and despite Global Automax being under investigation and later even being summoned to a hearing - which was well known to the Ministry of Transportation as the regulator entrusted with licensing and supervision of the field in which Global Automax operates - the Ministry of Transportation renewed and extended Global Automax’s import licenses in accordance with the Vehicle Services Licensing Law, and even issued additional import licenses and permits to Global Automax. It should be emphasized that the vehicles subject to the indictment were not released from customs at all, and no import documents, registrations or invoices were submitted to the Customs Authority. In addition, Global Automax did not continue to operate according to the import license subject of the indictment, which expired in 2015. In fact, this is a single incident, originating from the beginning of Global Automax’s operations; Global Automax has learned lessons regarding the required manner of conduct and control with its suppliers, and it operates under internal procedures with regard to the company’s contracts with suppliers from which it purchases vehicles.

Global Automax believes, relying on the position of its legal advisors, that it holds good arguments to handle the charges which are the subject of the indictment.

According to legal advice received by Global Automax, in the event of a conviction, as part of a sentence, the punitive sanction as far as Global Automax is concerned could result in a financial fine, while for the aforementioned party, in case of a conviction for money laundering offenses, confiscation may be also possible as part of the verdict. In addition, besides the aforementioned, there is exposure to an administrative procedure by the Ministry of Transportation as detailed below.

According to section 8 of the Vehicle Services Licensing Law, an employee of the Ministry of Transportation serving as the Deputy Director General for Traffic (in this section “the Director”) has the authority to refuse granting or renewing a license “if the license applicant has been convicted of a criminal offense which, due to its nature, seriousness, or circumstances, makes him unfit to engage in providing vehicle service, or in a profession in the automotive industry for which he requested the license, or if an indictment was filed against him for a criminal offense as mentioned and a final judgment has not yet been given in his case.” Also, according to Section 10(a)(7) of the Vehicle Services Licensing Law, the Director may revoke a license, suspend it until ordered conditions are fulfilled, limit it or refuse to renew it, after giving the license holder an opportunity to assert his claims, if the license holder “has been convicted of a criminal or a disciplinary offense, which due to its nature, seriousness or circumstances, makes him unfit to engage in providing car service, or in a profession, or if an indictment was filed against him for a criminal offense as mentioned and a final judgment was not yet given in his case.” In the opinion of the Company’s Management and Global Automax, based on its legal advisors’ opinions, the filing of an indictment against Global Automax, or the fact that it may be convicted with respect to the offences in the indictment, is insufficient to cause the Director to refuse to grant it import licenses, renew its indirect importer license, revoke, restrict, or refuse to renew any licenses granted to Global Automax, due to the following reasons, cumulatively, or to any of them:

a.	The offenses which constitute the subject of the indictment, do not lead the Director due to their nature, severity and circumstances, as described above, to the conclusion that Global Automax is not the suitable body to engage in the importation and sale of vehicles.

b.	The Ministry of Transportation is aware of the criminal investigation and of the filing of the indictment against Global Automax. However, this did not prevent it from granting the Company an indirect importer’s license, from extending it on an ongoing basis to additional vehicle products (while most indirect importer licenses for vehicle products were received, or renewed, after having received the summons for the hearing) and from granting the Company import permits for various types of vehicles since it began its operations. The management of the Company concludes from the above that the Ministry of Transportation does not see the investigation opened and the indictment filed against Global Automax, and their possible results, as possibly leading to the conclusion that Global Automax is not suitable to engage in the business of importation of vehicles.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 21 - Contingent liabilities, engagements, encumbrances and guarantees (continued)

c.	According to the management’s estimate, the policy of the Ministry of Transportation is to increase competition in the industry including the promotion of the Company and of its lines of business. Thus, based on its goal of realizing the purpose of the Vehicle Services Licensing Law, to open up the vehicle import market in Israel to competition, and to lower the entry barriers for commercial imports in the vehicle industry. The Company is a leading party in the competition in the industry and it has brought about a real revolution in it. Therefore, the understanding of the Company’s management is that a refusal to grant Global Automax licenses or to renew its licenses, would be against the competition that the Ministry of Transportation aims to promote.

d.	To the best of Global Automax’s knowledge, since the enactment of the Vehicle Services Licensing Law, the Director has not exercised his authority not to grant or renew a license, and in the opinion of the Company’s management, the use of such authority will be done sparingly and very cautiously.

Furthermore, Global Automax believes, relying on the position of its legal advisors, that if such administrative proceedings were taken against it, it would be possible to establish a substantial argument against it, including the possibility of achieving a delay in execution (and this is based, among other things, on parallel administrative proceedings that are underway today, for example the proceedings of the Commissioner on the Capital Market, Insurance and Savings Authority vis-à-vis credit services providers).

It should also be noted that the Company and Global Automax have a broad and solid managerial and professional structure, a good management system and excellent trade relations, which the Company and Global Automax expect to be able to successfully deal with all the challenges that will arise, to the extent that they arise, following the filing of the indictment.

In light of the above, Global Automax assesses, relying on the position of its legal advisors, that the filing of the indictment does not cause cancellation or non-renewal or refusal to grant licenses to Global Automax by the Director, or to harm the operations of the Company and of Global Automax.

●	On September 29, 2022, a lawsuit was filed with the District Court in Tel Aviv and an application for its approval as a class action against Global Automax, a company fully owned by the Company, and against Union Motors Ltd. (hereinafter: “Union”), Lex Motors Ltd. (hereinafter: “Lex”), Toyota Motor Corporation (hereinafter: “Toyota”), and Denso Corporation (hereinafter: “Denso”).

The subject of the application is the applicants’ claim that the defendants (Toyota as a manufacturer of vehicles; Denso as a manufacturer of allegedly defective fuel pumps which are installed in vehicles made by Toyota and Lexus and are the subject of the request; Union and Lex as direct importers of vehicles made by Toyota and Lexus to Israel; and Global Automax as an indirect importer of vehicles manufactured by Toyota to Israel, as well as the company that imported the applicant’s vehicle to Israel) breached their obligations towards the members of the Group by, inter alia, producing and/or importing and/or marketing and/or selling vehicles in which a defective fuel pump is installed, refrained from performing a service call for all vehicles in which defective pumps are installed, refrained from bearing the costs caused by the damaged fuel pumps and the service call, and more.

This, according to the applicants, was in breach of the respondents’ obligations according to the Liability for Defective Products Law, 5740-1980, the Sales Law, 5728-1968, the Contracts Law (General Part), 5733-1973, the Licensing of Services and Professions in the Automotive Industry Law, 5776-2016 and other laws.

The Group which the applicants wish to represent as part of the class action (if approved) is all the owners (at any time), or holders of vehicles made by Toyota or Lexus, in which a fuel pump made by Denso was installed and of the type for which the service call was made.

The respondents estimate the total damage allegedly caused to all the members of the alleged Group, in the amount of more than 2.5 million ILS.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 21 - Contingent liabilities, engagements, encumbrances and guarantees (continued)

On November 14, 2023, Global Automax submitted a response to the approval application, in which it rejected all the claims raised in the approval application. In particular, Global Automax rejected the claims specifically directed at it, and this in view of its being an indirect importer, for which most of the alleged obligations on which the request for approval purports to be based - do not apply to it at all, and in view of the fact that with regard to the service calls, the object of the request for approval, it fully complied with all obligations (that are limited in any case) that apply to it in this context. On February 25, 2024, the applicants submitted a response on their behalf, in response to the respondents’ answers to the approval request. In their response, the applicants repeated their main claims. The pre-trial hearing is set for September 10, 2025.

At this proceedings preliminary stage, the Company’s legal advisors are unable to assess the chances of an approval request being accepted, but according to the information and data provided to them by Global Automax, the Company’s legal advisors estimate that the exposure of the Company pertaining to this procedure is not material.

B.	Engagements

a.	On January 6, 2022, the Company contracted with an attorney for the purpose of joint legal representation of Global Automax, and of the position holders who are accused together in the indictment filed against them and others in August 2021, as detailed in Note 21A above.

b.	On March 16, 2022, the Company signed an agreement with third parties (hereinafter: the “Partners”), according to which the parties will work to establish and register a joint company that shall engage in the purchase and sale of used vehicles (trade-in) (hereinafter in this sub-item: the “Agreement” and the “Joint Company”, as the case may be).

The Company will grant the Joint Company exclusivity in the purchase of trade-in vehicles (to be purchased from the Company’s customers), according to pricing to be determined at the Company’s discretion, subject to meeting the goals set forth in the agreement.

According to the agreement, at the time of the Joint Company’s establishment, the Company will own 80% of its issued and paid-up capital, while the Partners will jointly own the remaining 20%. The Partners were given options (which will be exercisable subject to meeting the objectives of the joint company as stipulated in the agreement) (hereinafter: “the option subject to meeting the objectives”), as well as the Company meeting the milestones established in the merger agreement between the Company and the subsidiary), which, assuming their full exercise, may increase the holdings of the partners in the joint company up to 48% of the issued and paid-up capital.

According to the option subjected to meeting the objectives, if in a certain period after the signing of the agreement the net profit of the Joint Company will be higher than a set threshold, and also the Joint Company will purchase a minimum amount of vehicles from the subsidiary as stipulated in the agreement, the Partners will be entitled to purchase ordinary shares of the Joint Company at a rate of 20% from the issued and repaid capital, according to a company value of ILS 30 million pre-money.

Close to the establishment of the joint company, the Company will provide financing to the Joint Company, in the form of an owner’s loan in the amount of ILS 3 million, for its current activities (hereinafter: “the Owner’s Loan”). The Owner’s Loan will bear interest according to Item 3(j) of the Income Tax Ordinance [new version] (hereinafter: “the Ordinance”), to be repaid in 30 equal monthly payments starting on January 1, 2025. Should the Joint Company require additional financing for the needs of its current activities in addition to the Owner’s Loan, the parties will provide the joint company with such financing, in the form of owner loans, based on the relative share of each of them in the Company’s issued share capital (hereinafter: “Additional owner loans”). The additional owner loans, if any issued, will bear interest according to item 3(j) of the Ordinance.

Prior to signing the agreement, the Company entered into a sublease agreement in connection with offices with an area of approximately 100 square meters as well as land with an area of approximately 1,000 square meters in the “Pi Gillot” complex, which will be assigned to the joint venture company from the date of its establishment and will be used for its operations (hereinafter: the “Lease Agreement”). The lease period according to the Lease Agreement is from February 1, 2022 to August 6, 2023, and the Company was given an option to extend for another identical period (subject to the extension of the lease period of the main tenant). The agreement can be terminated with a 6 months notice, upon request from the competent authorities.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 21 - Contingent liabilities, engagements, encumbrances and guarantees (continued)

During the fourth quarter of 2024, the Company closed the branch in Glilot, which served as a trade-in activity center and for the sale of new vehicles. It should be clarified that as of the closure of the branch in Glilot, trade-in operations are being conducted within the framework of the existing Company branches. The Company estimates that the closing of these branches has no significant impact on the Group.

c.	On April 27, 2022, following the Company’s signing on April 27, 2022 of a non-binding memorandum of understanding with Dalhom Motors Ltd. (hereinafter: “Dalhom”), a franchise holder for the import of Temsa brand buses (hereinafter: “the Franchise”), to establish a joint venture, on June 19, 2022, a detailed agreement was signed between the Company, Dalhom and Dalhom Automax Ltd., a dedicated company established to operate the abovementioned joint venture (hereinafter: “the Agreement ” and “the Joint company”, and the transaction subject to the agreement “the Transaction”), that will engage, among other things, with the import of Temsa brand buses to Israel and with their marketing in the country.

The main points of the agreement are as follows:

1.	Each party’s holdings, appointment of directors, and management of the Joint Company: upon the agreement’s completion, each party will hold 50% of the Joint Company’s ordinary shares, and the Company will be entitled to appoint more than half of the board of directors members. When the Company’s loans (as defined below) are repaid to the Company in full, the rights of the Company and of Dalhom to appoint directors to the Joint Company’s board of directors will be equal. In the articles of association of the Joint Company it is stipulated that decisions on certain matters in connection with the management of the Joint Company will require the approval of Dalhom.

2.	Company loans: As of the date of completion, the Company will provide the joint venture with owner loans in a total amount of 10 million ILS (above and below: “company loans”) and at times that will allow the joint venture to meet its obligations to Dalhom as detailed in section 4 below. The Company’s loans will be offered at the same interest rate (back-to-back), as the rate for which the Company will raise the said amount from its financing sources. However, loans will not exceed the rate stipulated in the agreement in any case. The Company’s loans, plus interest, will be repaid to the Company or converted to the joint company’s unredeemable capital, all in the manner and at the times stipulated in the agreement.

3.	Initial repayment to the Company: The Company will be entitled to be the first to receive the profits made by the joint company or from its other sources, equivalent to the actually advanced Company’s loans, plus interest accrued on the Company’s loans.

4.	Payments to Dalhom: Subject to the completion of the agreement, the joint company will transfer to Dalhom an aggregate amount equal to the total of the Company’s loans, according to the details and under the following conditions and dates:

A.	The inventory: at the completion date, Dalhom will sell to the joint company, the entire Temsa spare parts inventory that it will possess at that time, based on the cost of the inventory in Dalhom’s books (hereinafter: “Inventory” and ” Amount of Inventory Value “).

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 21 - Contingent liabilities, engagements, encumbrances and guarantees (continued)

B.	Contingent advance: at the time of completion, the joint company will pay Dalhom an additional amount, as a conditional advance for the transfer of the franchise to the joint company (hereinafter: “the Conditional Advance for the Concession”). The agreement sets a mechanism according to which the conditional advance in respect of the concession will gradually become a payment for the franchise to Dalhom, depending on the number of years the franchise will be in effect from the date of completion.

C.	Dalhom loan: As of the date of completion, the joint company will transfer to Dalhom an interest-bearing loan to Dalhom (hereinafter: the “Dalhom Loan”), as a loan at the expense of Dalhom’s share in future profits of the joint company which will be repaid in the manner and at the times stipulated in the agreement.

5.	Collaterals: To secure repayment of the Company’s loans, at the time of completion the joint company will pledge to the Company its rights towards Dalhom for the repayment of the Dalhom loan, and Dalhom will pledge to the Company its shares in the joint company as a first-class lien. The liens will be removed upon full repayment of the Dalhom loan and the Company’s loans in accordance with the provisions of the agreement.

6.	Liability and maintenance: Dalhom will remain a party to bus maintenance agreements it entered into until the date of the agreement, and will bear its obligations according to these agreements. The joint company and/or the Company will not have any liability or obligation in connection with these maintenance services. The parties reached understandings on the manner and conditions of supplying spare parts to Dalhom by the joint company, for the purpose of providing the aforementioned services.

7.	Financing the joint company’s activity: In addition to the Company’s loans as mentioned above, after the agreement completion, the Company will provide the joint company with a credit line, or arrange a credit line to be provided by financing entities, to the extent stipulated in the agreement.

8.	Suspending conditions: The parties agreed that the completion of the agreement will be subject to the existence of a number of suspending conditions, including: (a) receiving Temsa’s consent to transfer the franchise to the joint company, and signing a concession agreement between Temsa and the joint company, with substantially similar wording to the existing concession agreement wording and to the satisfaction of the agreement parties, for a period of at least 3 years; and (b) receiving the approval of the Israel Competition Authority (received at the time of publication of the financial statements).

On November 20, 2022, the transaction was completed after all the conditions agreed for the agreement’s completion were met.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 21 - Contingent liabilities, engagements, encumbrances and guarantees (continued)

Prior to completing the transaction, the joint company signed a concession agreement with Temsa for a period of three years, under which the joint company would serve as a direct importer to Israel of buses manufactured by Temsa (hereinafter: “The Concession Agreement”). The Concession Agreement includes the provisions customary in agreements of this kind, including sales objectives agreed between the parties, failure to comply with which will give Temsa the right to cancel the concession agreement at the end of an agreed recovery period. Moreover, the joint company has committed that without Temsa’s prior written approval, it will not import and market in Israel during the period of the agreement products competing with those of Temsa.

The concession agreement includes additional conditions as is customary in the industry.

In addition, the joint company signed a service and warranty agreement with Temsa for a period of three years. According to this agreement, the joint company would provide maintenance and warranty services in Israel for buses manufactured by Temsa based on the commercial terms established between the parties (hereinafter: “The Service and Warranty Agreement”).

d.	On April 27, 2022, following the Company’s signing on April 27, 2022 of a non-binding On July 24, 2022, the Company entered an agreement with a third party, under which it shall serve as an authorized distributor of the Company (hereunder: the “Distribution Agreement” and the “Distributor”, as applicable).

Simultaneously with signing the Distribution Agreement, the Distributor entered an agreement to rent a display center in the city of Acre, in which the Distributor intends to operate a Company’s branch, in accordance with the provisions of the Distribution Agreement (hereunder: the “Lease Agreement”). The Company committed towards the lessor in the lease agreement that insofar as the distributor shall terminate the lease agreement (or shall not comply with the provisions of the lease agreement), then it will step in in its place and sign a lease agreement with the lessor under identical terms. The Lease Agreement was signed for a period of 3 years starting August 1, 2022, and the Distributor is given an option to extend it for an additional period of 3 years. The Distribution Agreement is in effect for a period of 5 years, and includes the occurrence of certain events, after which each party will be entitled to cancel the Distribution Agreement immediately. In addition, each party will be entitled to cancel the Distribution Agreement for any reason by giving 3 months’ written notice to the other party.

The Distribution Agreement stipulates that the Distributor will purchase demonstration vehicles from the Company for the purpose of demonstration drives, and that the Company will loan an inventory of vehicles to the distributor for displaying them in the showroom, subject to the purchase of an insurance policy by the Distributor and other mutually agreed commercial matters.

According to the Distribution Agreement, the vehicles sold by the Distributor to end customers will be priced in accordance with the price list set forth by the Company, and each vehicle sale by the Distributor will earn the Distributor a commission at a certain rate determined in the Distribution Agreement.

e.	On August 5, 2022, Global Automax entered a Founders’ Agreement with a third party that acts as an authorized distributor of vehicles imported by the Company, and operates the Company’s branch in the city of Ashkelon (hereunder: “the Distributor” and “the Founders’ Agreement”, as applicable).

According to the Founder’s Agreement, the parties founded a joint company, Automax HaShfela Ltd., which, inter alia, operates vehicle’ distribution and sales centers in the cities of Ashdod, Ashkelon and other locations to be decided by the parties (hereunder: the “Joint Company”).

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 21 - Contingent liabilities, engagements, encumbrances and guarantees (continued)

According to the Founder’s Agreement, Global Automax holds half of the joint company’s issued share capital, while the distributor holds the remaining half. The parties undertook to provide the joint company with an initial amount as an owner’s loan for the purpose of financing its activities, divided between them according to the relative share of each party in the joint company’s share capital. Distribution of profits in the joint company will be made subject to any law, according to the relative share of each party in the joint company’s share capital. The joint company’s Board of Directors will appoint four members, of whom two will be appointed by the Distributor and two by Global Automax.

The Founder’s Agreement includes customary provisions limiting the possibility of transferring shares in the joint company, including the right of first refusal (except in the circumstances stipulated in the Founders’ Agreement), the right to join the sale of shares (Tag Along) and a forced sale provision (Bring Along).

Prior to the signing of the Founder’s Agreement, Global Automax entered into an agreement for the lease of a showroom of approximately 500 sqm. in the city of Ashdod, which has been assigned to the joint company and will be used as a branch of Global Automax in the city (hereunder: the “Lease Agreement”). The lease period is three years starting on September 15, 2022, and Global Automax is granted an option to extend the Lease Agreement for three additional periods of two years each, and in total until September 19, 2031. The Lease Agreements of the properties in Ashdod and Ashkelon were assigned to the joint company.

During the last quarter of 2022, the parties signed a vehicle Distribution Agreement between the joint company and Global Automax, according to which the joint company shall be the authorized distributor of the vehicles imported by the Company in the cities of Ashkelon and Ashdod. The aforementioned agreement shall replace the existing agreement between the Company and the Distributor.

During the second quarter of 2024, the Company closed the branch in Ashkelon (which had been closed since the outbreak of the Iron Swords War), and it estimates the impact resulting from the closure of this branch as immaterial.

f.	On March 13, 2023, Dalhom entered into a conditional agreement for the distribution, sale, and marketing in Israel of private electric vehicles manufactured by Al Damani, a manufacturer from the United Arab Emirates (hereinafter: “the Distribution Agreement”, “the Vehicles” and “the Manufacturer”, respectively).

In accordance with the Distribution Agreement, the vehicles will be sold to Dalhom according to the orders it will place from time to time, while the appointment of Dalhom as a distributor of the Vehicles in Israel is subject to its meeting order goals within a certain period from the date of signing the Distribution Agreement. The parties will agree on prices and additional commercial terms until the date on which Dalhom’s obligations under the Distribution Agreement will come into effect. The manufacturer will provide Dalhom with warranty services for the Vehicles, for the period stipulated in the Distribution Agreement, and will also provide it with spare parts.

The Distribution Agreement is valid for several years, and subject to Dalhom meeting order goals, its validity will be automatically extended for several additional years.

The law applicable to the Distribution Agreement is the law of the Dubai International Financial Center (hereinafter: “DIFC”), and the place of jurisdiction pertaining to any dispute between the parties regarding the Distribution Agreement will be Dubai, in accordance with DIFC rules.

It should be emphasized that all Dalhom obligations according to the Distribution Agreement are subject to receiving all the required regulatory approvals from the Ministry of Transportation for the import of vehicles to Israel, which have not yet been granted as of the date of the financial reports.

The information presented above in connection with the import and distribution of vehicles in Israel is considered forward-looking information as defined in the Securities Law, 5728-1968, which at this stage there is no certainty of its realization, inter alia, due to factors that are not under the control of the Company or are not under its full control. The realization of the aforementioned information depends, inter alia, on the authorizations of the Ministry of Transportation and other institutions, which, as mentioned, have not yet been granted at the present stage and there is no certainty that they shall be obtained in the future.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 21 - Contingent liabilities, engagements, encumbrances and guarantees (continued)

g.	A lease agreement that is used as a service center for buses that are manufactured by Temsa

In February 2023, Dalhom Automax signed a lease agreement with third parties (hereinafter: “the Lease Agreement” and the Lessors”, as applicable, according to which Dalhom will rent from the Lessors an asset of approx. 4,000 square meters in the city of Hod Hasharon, for the purpose of establishing and operating a vehicles’ repair shop, which will be used as a service center for buses manufactured by Temsa.

The initial lease period according to the agreement is 5 years starting on March 15, 2023, and ending on March 14, 2028 (“the First Lease Period”). Dalhom will have the option to extend the initial lease period for an additional period of 5 years, subject to its compliance with the provisions stipulated in the Lease Agreement (“the Additional Lease Period”).

During the first year of the lease period, Dalhom will pay a monthly rental fee of 120 thousand ILS, plus VAT. Starting from the beginning of the second year of the First Leasing Period (i.e., starting from the 13th month of the rental period), Dalhom will pay a monthly rental fee of 130 thousand ILS plus VAT. The rental fees during the Additional Leasing Period will increase by 5% compared to the last rent that was paid prior to the beginning of the Additional Lease Period. Rental fees shall be linked to the consumer price index.

In order to guarantee Dalhom’s undertakings according to the Lease Agreement, the Lessors were provided with the following securities: (a) a Compay’ guarantee, jointly and severally with Dalhom Motors and for an unlimited amount, for all the undertakings of Dalhom according to the Lease Agreement; (b) an autonomous bank guarantee in an amount equal to the rental fees for a 4 months period plus VAT, whereby the guarantee sum is linked to the consumer price index. Instead of providing a bank guarantee, Dalhom may pay the Lessors an amount of 561,600 ILS which shall be used as a deposit to be held by the Lessors.

Dalhom has undertaken to indemnify the Lessors and/or anyone on their behalf for any amount they will be required to pay in connection with a lawsuit of a certain third party, insofar as it is filed, for the failure of Dalhom and the aforementioned third party to rent the property jointly.

The service center was opened to customers during January 2024.

h.	Given that the Company met milestones no. 2 and 3 that were set in the merger agreement between the Company, Global Automax and its shareholders at the time (the current stakeholders in the Company), and between M.R.M Merchavit Holdings and Management Ltd. (the initiator of the transaction), on March 28,2023, the company allocated to the stakeholders in the Company an additional 168,105,258 ordinary shares of the Company, which constituted about 41% of the Company’s issued and paid-up share capital after the allocation. After this allocation, the stakeholders of the Company held together about 70.9% of the issued and paid-up share capital of the Company, and as of the day of signature of the financial statements, they hold together about 55.65% of the Company’s issued and paid-up share capital.

i.	Following the approval of the general meeting of the Company’s shareholders, which took place on May 8,2023, on May 21,2023 the Company’s registered share capital, and its issued and paid-up share capital were consolidated at a ratio of 1:5, in such a way that every five (5) ordinary shares in the Company’s registered share capital and in its issued and paid-up share capital, that the nominal value of each one of them is 0.01 ILS, were consolidated into one (1) share whose nominal value is 0.05 ILS. The articles of association of the Company were amended accordingly.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 21 - Contingent liabilities, engagements, encumbrances and guarantees (continued)

j.	Following the approval of the Company’s Board of Directors, on June 28, 2023 8,000,000 ordinary shares of the Company of a nominal value of 0.05 ILS each were allocated to 3 investors in exchange for a total investment of ILS 4,000,000 at a price of 50 Agorot per share by way of a private offer.

k.	On July 30, 2023, an agreement was signed between E.V Drive and Global Automax and Automax Vehicle Fleets (which until the signing of the aforementioned agreement was a non-active company, fully owned (100%) by Global Automax). According to this agreement, shares which represent 50% of the issued and paid-up capital of Automax Vehicle Fleets were transferred to EV Drive, without consideration, and it was decided that Automax Vehicle Fleets will engage in the field of leasing, or in the brokerage of leasing transactions (hereinafter in this sub-article: “the Agreement”). The Agreement specifies the management of Automax Vehicle Fleets and states, among other things, that Global Automax will provide to Automax Vehicle Fleets an initial amount as an owner’s loan for the purpose of financing its operations, which will be repaid from the profits of Automax Vehicle Fleets in 24 payments, starting at the end of 36 months from the signing of the agreement. The distribution of profits in the joint company will be done subject to any law, according to the proportional share of each party in the joint company’s share capital. The Board of Directors of the joint company will appoint two members, and each party will appoint one director. The Founders’ Agreement also stipulates that certain decisions will require a majority of 100% of the directors, including a change in the joint company’s incorporation documents, and inter alia, a change in the rights attached to the joint company’s shares, the provision of loans and/or guarantees and/or other financing for the joint company’s activities that deviate from its regular course of business or the provision of loans to stakeholders in the joint company, as well as the approval of transactions in which an office holder, director, shareholder and/or stakeholders in the Company have a personal interest.

The Founders’ Agreement includes customary provisions that limit the possibility of transferring shares in the joint company, including the right of first refusal (except in the circumstances stipulated in the Founders’ Agreement), the right to join the sale of shares (Tag Along) and a forced sale (Bring Along).

On August 1, 2024, an agreement was signed between the parties to transfer shares of Automax Fleet held by EV Drive to the Global Automax subsidiary, which brought the subsidiary to full ownership of the Company.

l.	On September 18, 2023, following the approval by the Company’s Board of Directors from August 15, 2023 and August 24, 2023, new credit limits were provided to Dalhom Automax from two banking corporations (which also provided credit limits to Global Automax) at a sum of ILS 7.5 million each (hereinafter: the “Credit Limits”). The credit which was provided out of the Credit Limits, carries an annual interest that ranges between prime + 1.5%-0.5%. The Company guarantees the undertakings of Dalhom Automax towards each of the banking corporations in connection with the Credit Limits. The Credit Limits include a commitment of Dalhom Automax to comply with financial benchmarks, as detailed in Note 21c below.

m.	On October 19, 2023, the Company entered into a market making agreement (the ” Agreement”) with Israel Brokerage and Investments - IBI Ltd. (“the Market Maker”), according to which the Market Maker will act as a market maker of the Company’s ordinary shares (the “Securities”) which are listed on the Tel Aviv Stock Exchange Ltd. (“the Stock Exchange”) effective from October 22, 2023. Such market making will be done according to the rules set forth in Chapter IX of Part III of the Stock Exchange’s bylaws, and the instructions pursuant thereto, in exchange for an amount which was set forth in the agreement, that is immaterial for the Company.

The agreement is signed for a period of one year starting from the day it came into effect, and it will be extended automatically for additional periods of 12 months each, as long as it is not cancelled in accordance with its provisions. The agreement is expected to end on April 29, 2025, with the entry into force of the Stock Exchange’s 2025 Market Making Reform.

n.	Following the approval of the Company’s Board of Directors, on December 31, 2023 14,285,714 ordinary shares of the Company with a nominal value of 0.05 ILS each were allocated by way of a private offer at a price of 70 Agorot per share, in exchange for an offset of a current credit of suppliers in the sum of 10,000,000 ILS related to an inventory of about 90 vehicles that the Company purchased and received.

o.	On January 11, 2024, Global Automax received a state-guaranteed loan in the amount of 16 million ILS from a banking corporation. The loan carries an annual interest of prime + 1.5%, and is not linked to any linkage base. The loan was granted for a period of 60 months, and it will be repaid in 57 equal monthly payments of principal and interest, with the first 3 months of the loan constituting a grace period during which no payments of principal and interest will be made. Against the loan acceptance, and as customary in state-guaranteed loans, Global Automax deposited an interest-accruing deposit at the banking corporation, in the amount of 5% of the loan principal, which will be encumbered with a first-degree permanent lien in favor of the banking corporation.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 21 - Contingent liabilities, engagements, encumbrances and guarantees (continued)

p.	On April 10, 2024, after approval by the Audit Committee and the Board of Directors , the Company entered with Scisparc Ltd into a binding merger agreement hereinafter: “the Merger Agreement,” or “the Agreement,” or “the Merger,” respectively, and the transaction carried out under the Merger Agreement, “the Transaction.”

In accordance with the Merger Agreement, and subject to the compliance with the suspending conditions set forth therein, a triangular merger will be carried out as part of an arrangement in accordance with the provisions of sections 350 and 351 of the Companies Law 5759-1999, (hereinafter, respectively: “the Arrangement” and “the Companies Law”), whereby a wholly-owned subsidiary of Scisparc (established in Israel for the purposes of the merger) (hereinafter: “the Target Company”) will merge into and with the Company, so that the Company will become a wholly-owned subsidiary of Scisparc and the Target Company will cease to exist.

Upon completion of the transaction, the current shareholders of the Company (excluding Scisparc) will hold, as a Group, about 47.49% of the issued and paid-up capital of Scisparc in full dilution at the time of completion of the merger.

After the completion of the Merger (subject to the conditions set forth below), the Company will become a private company that is a bond company, its shares will be delisted from trading on the Exchange, but its bonds (Series B) will continue to be traded on the Exchange until their full repayment. All assets, rights, business operations, authorities, licenses, obligations, and liabilities of the Company will continue to be transferred to it, and it will continue to engage in the field of importing vehicles and marketing them in Israel (or in other areas, as may be decided from time to time). The Company will continue to hold its subsidiaries (including Global Automax) and affiliated companies.

Following the completion of the Merger, all business operations, assets, rights, authorities, licenses, obligations, and liabilities of Scisparc will continue to be allocated to it (including its existing operations in the pharmaceutical field), and its stocks will continue to be listed on the Nasdaq.

Upon completion of the merger, Scisparc will hold in its coffers no less than $4,250,000 (less sums that the Company owes to Scisparc in accordance with the loan agreements between the parties), net cash (meaning after deduction of all the liabilities of Scisparc at the time of completion, and after deduction all fees and payments in connection with the merger transaction, as stipulated in the Merger Agreement). On the date of the Merger, Scisparc will invest a total of $4,250,000 in cash as equity into the Company (net of amounts owed by the Company to Scisparc under the loan agreements between the parties), which will be used by the Company for its operations.

The liabilities of the parties to complete the transaction will be subject to the fulfillment, or waiver in writing, by the relevant party of the conditions detailed in the agreement, which include, among others, the following main conditions: (a) obtaining court approval for the settlement, including an exemption from publishing a prospectus for Scisparc in Israel (a request to issue a warrant to hold a meeting of shareholders of the Company to approve the settlement, in accordance with the provisions of the Merger Agreement, was submitted by the Company on May 30, 2024).

On August 8, 2024, and a decision was issued by the Court ordering the convening of a meeting of shareholders for the purpose of approving the settlement); (b) Approval of the transaction at the general meeting of the Company’s shareholders, by a majority of at least 75% of the participants in the meeting and its approval in a separate specific type of shareholders meeting, who are not stakeholders in the Company; (c) Approval of the transaction at the general meeting of the shareholders of Scisparc, by a simple majority, as well as approval of the appointment of the candidates on behalf of the Company as directors of Scisparc; (d) The Securities and Exchange Commission will approve the registration document that Scisparc will submit for the purpose of registering for trading the shares that will be allocated to AutoMax shareholders, so that no restriction will apply to their tradeability.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 21 - Contingent liabilities, engagements, encumbrances and guarantees (continued)

From time to time, the parties signed addendums to the Merger Agreement, pursuant to which the deadline for completing the merger transaction was extended. The last addendum, pursuant to which the deadline for completing the merger transaction was postponed from March 31, 2025, to September 30, 2025, was signed on March 27, 2025. Apart from the aforementioned, there have been no changes to the Merger Agreement’s provisions and both parties continue to be obligated by it.

For the avoidance of doubt, it should be emphasized that there is no certainty that the conditions to the transaction will be met, in whole or in part, and accordingly, there is no certainty that the transaction will be implemented. It is impossible to estimate, at this stage, whether and when the transaction will be completed as aforementioned.

In January, June and September 2024, SciSparc provided the Company with a loan in the amount of US$4,250,000, which constitutes the full amount that SciSparc undertook to invest in the Company under the Merger Agreement between the parties (if completed). The loan carries an annual interest of 7% from the date of making any payment of the loan, and it is not linked to any linkage base. 2% will be added to the annual interest if the Merger Agreement is canceled.

To secure repayment of the loan, the Company pledged to SciSparc, under a first-degree permanent lien, its shares in Automax Direct Import Ltd., a wholly owned (100%) subsidiary of the Company.

The loan will be repaid at the earliest date of the following: (a) if the Merger Agreement is canceled in accordance with its terms - within 3 months from the date of its cancellation; (b) on the date of completion of the Merger Agreement, by way of converting the loan and the interest that was accrued thereon into equity at the expense of the amount that Scisparc Ltd. undertook to invest in the Company on the date the merger is completed ($4,250,000).

q.	On February 28, 2024, the Company made the second payment of principal and interest for the bonds (series B), in a total amount of approximately 8 million ILS. After the mentioned payment, the company repaid 25% of the principal of the bonds (series B).

r.	Following the approval by the Company’s audit and balance committee, the compensation committee and the Company’s Board of Directors, on March 24, 2024 the general meeting of the Company’s shareholders approved, as follows: (a) the extension of the service agreement between the company and Haim Levy - Trade In Ltd., a company owned by Mr. Daniel Levy, regarding the provision of CEO services for an additional three years period; (b) the extension of the service agreement between the Company and A. Yinon (2015) Ltd., a company that is owned by Mr. Yinon Amit, regarding the provision of the services of a CFO for an additional three years period; (c) the extension of the indemnification and exemption letters to the officers and directors who are amongst the stakeholders, their relatives, or those serving on behalf of the stakeholders, or which the stakeholders have a personal interest in the provision of these letters; (d) the Company’s updated compensation policy; and (e) the extension of a lease agreement with third parties pertaining to a land plot in Jerusalem used as a logistics warehouse.

s.	During the reporting period, the Company invested a total of approximately ILS 12 million in obtaining new licenses for the import of vehicles.

t.	On August 14, 2024, the Company, Scisparc, and the target company signed an addendum to the merger agreement, according to which the final date for completing the Merger Transaction would be postponed from August 30, 2024, to November 30, 2024. On November 26, 2024, the Company, Scisparc, and the target company signed an addendum to the Merger Agreement, according to which the final date for completing the merger transaction would be postponed from November 30, 2024, to March 31, 2025. On March 27, 2025, the Company, Scisparc, and the target company signed an addendum to the Merger Agreement, according to which the final date for completing the merger transaction would be postponed from March 31, 2025, to September 30, 2025. Apart from the aforementioned, there have been no changes to the Merger Agreement’s provisions and both parties continue to be obligated by it.

u.	During the months of September-November 2024, Automax Direct Import, a wholly owned subsidiary of the Company, completed an agreement with Anhui Jianghuai Automobile Group Corp., Ltd. a corporation incorporated in China (hereinafter: “the Manufacturer”), that manufactures private and commercial vehicles, inter alia under the JAC Motors brand, under agreements for the direct import, distribution and service of vehicles and spare parts manufactured by the Manufacturer in Israel (hereinafter: “the Agreement” and “the Vehicles”, respectively), following Automax Direct Import’s application to the Ministry of Transportation to receive a direct import license for vehicles manufactured by the Manufacturer.

According to the agreement, a subsidiary will become the official marketer of the JAC Motors brand in Israel, and the manufacturer will supply the subsidiary with vehicles and spare parts for the vehicles for marketing and sales in Israel, in accordance with annual business plans to be agreed upon between the parties (with the business plan for 2025 was already agreed upon between the parties).

The agreement set forth accepted conditions regarding the manufacturer’s warranty for the vehicles, the supply of spare parts, the obligation to notify of malfunctions (recall), and other accepted conditions required to comply with the requirements of Israeli law.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 21 - Contingent liabilities, engagements, encumbrances and guarantees (continued)

As part of the agreement, a subsidiary undertook to market the vehicles and to adapt the Group’s existing showrooms for the purpose of selling the vehicles at the standard determined in the agreement. The Company estimates that the expenses for adapting the showrooms are immaterial.

The term of the agreement is three years from the date of its signing, subject to the subsidiary meeting minimum sales targets determined in the agreement. These targets will come into effect only when appropriate European regulatory approvals are received for the vehicles produced by the manufacturer. In addition, the manufacturer will be entitled to terminate the agreement early upon the occurrence of certain events stipulated in the agreement, as is customary in such agreements.

As of the date of signing the financial statements, Automax Direct Import received a license from the Ministry of Transportation to import to Israel vehicles manufactured by the manufacturer. Accordingly, Automax Direct Import started the importation and marketing operations of vehicles manufactured by the Manufacturer.

v.	On November 21, 2024, following approval by the Company’s Board of Directors , Automax Direct Import, a wholly owned subsidiary of the Company which engages in the direct importation to Israel and marketing of vehicles manufactured by JAC Motors, was granted a credit line in the amount of ILS 23 million from a banking corporation (hereinafter: “the Banking Corporation”, “the Credit Line” and “Automax Direct Import”, as applicable). The Company will guarantee Automax Trade In’s liabilities towards the banking corporation in connection with the credit limit.

The aforementioned credit line was fully utilized at the time it was provided, with an annual interest ranging between prime + 1%-2%.

The credit limit includes Automax Trade In’s liabilities to meet financial benchmarks in accordance with the letter of commitment signed between Automax Direct Import and the banking corporation.

To secure the full repayment of the amounts which were provided to the Company by virtue of its credit lines Automax Direct Import will pledge in favor of the banking corporation a first-degree floating lien over its plant, its business operations, and all the assets and rights it holds at present and/or will hold in future times.

w.	At a special general meeting of the Company’s shareholders which took place on December 31, 2024, the general meeting of the Company’s shareholders confirmed, as follows: (a) the reappointment of the accounting firm Ben David Shalvi Kop (BDSK) as the Company’s auditor, and made a decision about its remuneration; (b) the reappointment of the Company directors who are not external directors; and (c) the extension of the employment terms of Mr. Tomer Levy, VP of Business Development and Administration and director, of Mr. Haim Levy, VP of Trade and Procurement, and of Mr. Gal Levy, VP of Standardization and Manager of the Company’s Branch Network. Additionally, the meeting discussed the Company’s periodic report for the year 2023.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 21 - Contingent liabilities, engagements, encumbrances and guarantees (continued)

C.	Liens and financial benchmarks

Banking Corporations

●	Global Automax

Global Automax has non-guaranteed On-Call credit lines from four banking corporations, which amounted to 137.5 million ILS as of December 31, 2024.

The Company guarantees Global Automax’s undertakings towards the banking corporations in connection with the credit limits.

In order to guarantee the full repayment of the amounts that will be provided to Global Automax according to the credit limits from the banking corporations, Global Automax mortgaged in favor of the banking corporations certain assets and rights that were agreed upon, including:

1.	A floating lien in the first degree on the entire plant, the equipment, the assets, the funds, the property and rights of Global Automax, including their fruits;

2.	A permanent lien in the first degree and pledge on Global Automax’s unallocated share capital and its reputation;

3.	A permanent lien and pledge on the bills of lading, certificates of ownership of goods, documentary letters of credit, or other documents that indicate an ownership of goods or chattel which will be delivered from time to time to the banking corporation;

4.	A permanent lien and pledge on all the securities, documents, and bills of others that Automax has delivered or will deliver from time to time to the banking corporation.

Also, as part of Global Automax’s undertakings to the banking corporations, it must meet financial benchmarks. Following is a specification of the maximum and cumulative financial covenants that Global Automax undertook towards the banking corporations:

●	The tangible equity in the Company’s financial statements shall be no less than 35 million ILS. This standard will be examined according to Global Automax’s consolidated financial statements for June 30th and December 31st of every year.

●	The tangible equity will constitute no less than 25% of Global Automax’s tangible balance sheet. This standard will be reviewed according to Global Automax’s consolidated financial statements for June 30th and December 31st of every year.

●	The ratio between the inventory and net credit (LTC) will be no less than 115% at all times. This standard shall be reviewed once a month.

The aforementioned financial benchmarks will be examined pertaining to the consolidated financial statements of Global Automax Ltd.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 21 - Contingent liabilities, engagements, encumbrances and guarantees (continued)

In the letters of commitments that Global Automax gave the banking corporations, it undertook, amongst other things, as follows:

●	No dividend will be distributed if the equity in the financial statements of Global Automax is less than 35 million ILS, and its ratio in relation to the total balance sheet is not less than 25%.

●	Loans and promissory notes that were issued in favor of Global Automax’s shareholders will be inferior to the credit of Global Automax, which was received from the banks.

Hereunder are the results of financial stipulations as of December 31, 2024:

	Bank A	Bank B	Bank C	Bank D
Tangible equity	66,374	68,072	68,072	68,072
Tangible Equity compared to the Balance Sheet	25.12%	25.60%	25.60%	25.60%
LTC ratio to net credit	121.82%	121.82%	121.82%	121.82%

As specified above, on December 31, 2024 Global Automax met all the financial stipulations, which are detailed above.

●	Automax Trade In

On January 25, 2023, Automax Trade In Ltd. was granted a credit limit of 15 million ILS by a banking corporation.

The Company guarantees Automax Trade In’s obligations towards the banking corporation in connection with the credit limit.

The credit limit includes Automax Trade In’s obligations to meet financial covenants in accordance with the letter of commitment signed between Automax Trade In and the banking corporation, as detailed below:

●	The amount of Automax Trade In’s tangible equity shall be no less than 25% of Automax Trade In’s tangible balance sheet.

Compliance with this standard will be assessed based on semi-annual and annual reports of Automax Trade In.

As of December 31, 2024, the said ratio is 26.28%.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 21 - Contingent liabilities, engagements, encumbrances and guarantees (continued)

●	The ratio between (a) the value of Automax Trade-in’s vehicles, and (b) the net financial debt, will not be less than 130%. The value of the vehicles is according to Yad 2’s price list, or according to another price list that will be approved by the banking corporation as was known at the time of the relevant calculation.

Compliance with this benchmark will be reviewed on a monthly basis and also at the request of the banking corporation. As of the date of the financial statements, the ratio of this standard was 152.98%.

In addition, the letter of commitment includes a provision of a cross-commitment regarding the credit that was provided by the banking corporation to Global Automax, as well as subordination and discounting of the owner’s loans that were given to Automax Trade In.

As was specified above, as of December 31, 2024, Global Automax met all the financial stipulations specified above.

●	Dalhom Automax

On September 28, 2023, new credit limits at a sum of 7.5 million ILS each were provided to Dalhom Automax by two banking corporations. The Company guarantees the undertakings of Dalhom Automax towards each of the banking corporations in connection with the credit limits.

The credit limit includes Dalhom Automax’s undertakings to meet a financial benchmark in accordance with the letters of commitment that were signed between Dalhom Automax and the banking corporations, which specifies as follows:

●	The ratio between (a) the value of the inventory of vehicles of Dalhom Automax together with the remainder of the advance payment to the supplier, and (b) the net financial debt, shall be no less than 1.2. As of December 31, 2024, the ratio of this standard was 1.29.

Compliance with this standard will be reviewed on a monthly basis and also at the request of the banking corporation.

As of the date of the financial statements, Dalhom Automax was in compliance with the financial criteria.

In the letters of commitment that Dalhom Automax submitted to the banking corporations, Dalhom Automax undertook, amongst other things, that its tangible equity will increase every year at a rate that will be no less than 50% of the annual net profit.

In addition, the letters of commitment include a cross default provision regarding the credit that is provided by the banking corporations to Global Automax, a prohibition on directly changing the control at Dalhom Automax and other acceptable instructions, including a subjection and subordination of the owners’ loans that were given to Dalhom Automax, the provision of statements and reports to the banking corporations, etc.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 21 - Contingent liabilities, engagements, encumbrances and guarantees (continued)

In order to secure the full repayment of the amounts that will be provided to Dalhom Automax according to the credit limits, Dalhom Automax mortgaged in favor of the banking corporations in a floating lien (a general current lien) all its assets, including the rights and fruits that derive from the assets,.

It should be noted that at the Company’s request, part of the credit limits for Dalhom Automax were diverted from an existing credit limit of another company in the Group, so that after the credit limits were provided to Dalhom Automax, the total amount of credit for the Group (including Dalhom Automax) actually increased by 7.5 million ILS.

In October 2024, ILS 2.5 million from Dalhom Automax’s credit line were diverted from Banking Corporation A to Global Automax, and an additional ILS 2.5 million from Dalhom Automax’s credit line with the same banking corporation were diverted from short-term loans to a long-term loan, to be repaid in 24 equal installments of principal and interest, bearing annual interest at a rate between 6.9%-7.9%.

●	Automax Direct Import

On November 21, 2024, a new credit limit of 23 million ILS was granted to Automax Direct Import by a banking corporation. The Company guarantees the liabilities of Automax Direct Import towards the banking corporation with respect to the credit limit.

The credit limit includes Automax Direct Import’s obligations to meet financial covenants in accordance with the letter of commitment signed between Automax Trade In and the banking corporation, as detailed below:

●	The total tangible equity of Automax Direct Import shall amount to no less than a total of 30% of the tangible assets of Automax Direcdt Import. This benchmark will be reviewed on a quarterly basis starting with the first half of 2025 reports.

●	The ratio between the inventory and LTC will be no less than 130% at all times. This standard shall be reviewed once a month. As of the date of the financial statements, the ratio of this benchmark was 160.20%.

●	Meeting revenue and profit targets according to an annual business plan. This benchmark will be reviewed on a quarterly basis starting with the reports for the first quarter of 2025.

As of the date of the financial statements, Automax Direct Import was in compliance with the financial criteria.

To ensure the full repayment of the amounts that have been provided by virtue of Automax Direct Import credit lines, Automax Direct Import pledged in favor of the banking corporation a first-degree floating lien over its plant, its business operations, and all the assets and rights held at present and/or in future times.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 21 - Contingent liabilities, engagements, encumbrances and guarantees (continued)

Bonds

On March 1, 2022, the Company issued bonds to the public (series B) (see Note 19 below). As part of the issuance of these bonds, the Company undertook to meet (until the date of the final and full repayment of the bonds (series B)) certain financial benchmarks, as detailed below:

1.	The ratio between the Company’s equity and its total balance sheet, according to the Company’s consolidated financial statements, will be no less than 11%. In order to calculate the equity ratio, the liabilities due to lease agreements and the current liabilities due to lease agreements will be deducted from the total balance sheet. As of December 31, 2024, the ratio is 11.88%.

“Equity” means the equity (including minority rights) that is presented in the company’s consolidated financial statements, in accordance with the valid regulation and accounting standardization at the time of their issuance, and without taking into account regulatory changes. When calculating the equity, the Company’s liability to the former shareholders of Optimatic Media, Inc. will be taken into account as part of that equity.

Regulatory changes mean changes in the relevant legislation and/or accounting standardization, including changes in the direct or indirect tax regime, which applies to the fleet of vehicles of the Company and of its subsidiaries, and/or to their operations.

2.	The Company’s equity shall not be less than 25 million ILS according to the company’s consolidated financial statements (The “minimal equity”). As of December 31, 2024, the Equity as defined above was 41,337 thousand ILS.

3.	The total assets of the Company according to its consolidated financial statements, which are not encumbered with a specific lien, will not be less than the principal of the bonds that has not been repaid yet, together with the interest that has accrued thereon up to that date and has not yet been paid. As of December 31, 2024, the sum of the Company’s assets (which is calculated in the manner that is specified below) is 326,747 thousand ILS, and the sum of the principal of the bonds that has not yet been repaid, together with the interest that accumulated until that date, amounts to 34,413 thousand ILS.

According to the deed of trust, the assets due to the lease agreements, intangible assets and deferred taxes will be neutralized in the manner that is specified in the Company’s consolidated financial statements.

4.	The quotient obtained from dividing (a) the value of vehicles owned by the company by (b) the net credit, shall be no less than 110% (“the minimum vehicle value”). As of December 31, 2024, the ratio is approximately 114%.

The aforementioned benchmarks are reviewed on a quarterly basis, based on the Company’s consolidated financial statements.

If during two or more consecutive reporting periods, the equity ratio (as defined above) shall be lower than 11% and/or the Equity (as defined above) will fall below 20 million ILS, and/or the minimal sum of the assets shall be lower than the principal of bonds that has not yet been repaid, plus the interest that it accrued up to that date and has not yet been paid, and/or the Minimal Value of a Vehicle shall be less than 110%, this will be grounds for an immediate repayment of the bonds (series B). The aforementioned will not apply if the Company does notify up to the date of signature of the financial statements for the second consecutive reporting period, from which it derives that it has not met the undertakings regarding the Equity and/or the Minimum Equity and/or the Minimum Sum of Assets and/or of the Minimum Value of Vehicles, that it had amended the violation after the date of the financial statements.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 21 - Contingent liabilities, engagements, encumbrances and guarantees (continued)

As mentioned above, The Company had met all the financial conditions of the bonds (Series B) as of the date of the financial statements.

d. Guarantees

The Company guarantees the obligations of Global Automax, Automax Trade In, of Automax Direct Import and of Dalhom Automax with respect to loans they received from banking corporations, including state-guaranteed loans, and also Global Automax’s obligations under the rental agreements for the Rishon Le-Zion branch.

The additional shareholder at Dalhom Automax undertook to indemnify the Company for the guarantee the latter gave with respect to Dalhom Automax undertakings to banking corporations for the credit limits they submitted to it at a sum of half (50%) of the expenses the Company expended in connection with the exercise of any of the guarantees by any of the banking corporations , and it also undertook to pay to the Company every month a sum of 25,000 ILS plus VAT, as long as the shareholder is not a guarantor towards the banking corporations in accordance with their requirements.

In addition, some of the Company’s stakeholders guarantee, either directly or through companies controlled by them, the undertakings of the subsidiary according to the rent agreement regarding the Global Automax branch in Jerusalem. For additional details, see Note 10d 1 below.

A consolidated company provided a bank guarantee in the amount of approx. 1,315 thousand ILS to the customs authorities, and a bank guarantee to a third party at an amount of approx. 50 thousand ILS.

Note 22 – Share capital and premium on the shares

A. Registered, issued and paid up share capital:

	Number of shares
	For December 31, 2024
	Registered	Issued and Paid up (*)
Ordinary shares, 0.05 ILS nominal value each (**)	400,000,000	103,691,969

	Number of shares
	As of December 31, 2023
	Registered	Issued and Paid up (*)
Ordinary shares, 0.05 ILS nominal value each	400,000,000	103,691,969

(*)	Including dormant shares at a nominal value of 1,951,775.

(**)	On May 21, 2023, the Company’s registered share capital and issued and paid-up share capital were consolidated at a ratio of 1:5.

B.	Rights attached to shares:

The ordinary shares entitle their holders with the right to participate in the Company’s general assemblies and to vote in them. All the ordinary shares entitle their holders with a right to receive dividends and distributions of the surpluses of the Company’s property in the event of a liquidation, or to any other form of capital return, based on their nominal value.

Management shares confer their owners all the rights granted to ordinary shares, and in addition they grant the right to appoint a director to the Company’s Board of Directors, as detailed in the Company’s articles of association.

C.	Capital note conversion:

According to the provisions of the Merger Agreement with Matomy, the capital note that was issued to the former shareholders of the subsidiary, based on their proportional share in its equity, at a total amount of approx. 15.6 million ILS, was converted into premium on the issued share capital.

D.	Option warrants and rights to shares:

On February 28, 2021, the merger agreement with Matomy was approved by the general meeting of the Company’s shareholders.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 22 - Share capital and premium on the shares (continued)

●	On March 24, 2021, the merger transaction was completed, in which securities were allocated as follows (prior to the capital consolidation being carried out at a ratio of 1:5): the entrepeneur received 7,900,947 ordinary shares of the Company in exchange for the transaction without any financial consideration on its part.

●	59,257,103 warrants of the Company were allocated to candidates for positions as officers of the Company, and an additional 3,394,549 option warrants of the Company were allocated to a candidate for the position of active chairman of the Board of Directors of the Company.

●	Below is a breakdown of the allocations:

Name	Position	Rights to shares that were converted into ordinary shares	Option warrants	Rights to shares (the indemnity) (1)
Haim Levy – Trade In Ltd.		42,026,314		3,460,000
A. Yinon 2015 Ltd.		42,026,314		3,460,000
Pozilov Investments Ltd.		42,026,315		3,460,000
Eliyahu Baruch Ltd.		21,013,158		1,730,000
Belporto Investments Ltd.		21,013,157		1,730,000
Daniel Levy	CEO		8,888,565
Yinon Amit	Chief Business Officer		8,888,565
Emanuel Pozilov	Shareholder and Director		8,888,565
Eyal Baruch	Shareholder and Director		8,888,565
Haim Levy – Trade In Ltd.	Vice President of Trade and Procurement		7,900,948
Gal Levy	Vice President of Standardization and Manager of Chain of Branches		7,900,948
Tomer Levy	Vice President of Business Development and Headquarters and Director		7,900,947
Doron Shorer	Chairman of the Board, retired (2)		10,132,917
Total		168,105,258	69,390,020	13,840,000

(1)	This includes the indemnification shares for the undertaking to the stakeholders, see Note 16c.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 22 - Share capital and premium on the shares (continued)

(2)	On December 29, 2021, Doron Shorer ceased to serve as chairman of the board, and as a result 2,545,912 options from series B1, 2,799,014 options from series B2 and 3,939,354 options from series B3 expired. On March 16, 2022, the Company’s Board of Directors approved an allocation of 9,284,280 non-tradable option warrants (series B) to Mr. Shorer, instead of the option warrants that expired.

The allocation of options and rights to shares is in accordance with the terms, and in compliance with the milestones stipulated in the Merger Agreement. Furthermore, the Merger Agreement included employment agreements for the designated officers, as approved in the merger transaction.

●	Hereinafter is a table that includes the number of stock options and the changes made in the employee option plans. Following the capital consolidation detailed in Note 22F below, the amount of shares that will result from the exercise of the options will be one fifth of the amount of options that is shown below:

For the year ended December 31
2024
The number of option warrants
Option warrants to shares for the beginning of the year	69,390,020

Option warrants to shares awarded during the year	-

Option warrants that expired during the year	-

Option warrants to shares for the end of the year	69,390,020

●	Hereinafter is data used when determining the fair value of the option:

Series A
Stock price (in ILS)	0.589
Exercise price	1.6
Dividend rate	0%
Vesting term	4 years
Risk-free interest	0.3%
Standard deviation	43%

Series A
Stock price (in ILS)	0.589
Exercise price	2.91
Dividend rate	0%
Vesting term	2.25-5 years
Risk-free interest	0.4%-0.13%

Series B for allocation given in March 2022 (*)
Stock price (in ILS)	0.427
Exercise price	2.7065
Dividend rate	0%
Vesting term	2-4 years
Risk-free interest	1.4%

(*)	As stated above following the expiration of the options to Mr. Schorer, and re-granting in March 2023.

E.	On March 28, 2023, given that the Company met milestones no. 2 and 3 of the Merger Agreement between the Company, Global Automax and its shareholders at the time (the current shareholders in the Company), and M.R.M Merchavit Holdings and Management Ltd. (the initiator of the transaction), the Company allocated an additional 168,105,258 ordinary shares of the Company to the stakeholders in the Company, which constituted approximately 41% of the Company’s issued and paid-up share capital after the allocation. As of the date of signing the financial statements, the stakeholders of the Company collectively hold approximately 55.65% of the issued and paid-up share capital of the Company.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 22 - Share capital and premium on the shares (continued)

F.	Following the approval of the general meeting of the Company’s shareholders, on May 8,2023, on May 21,2023, the Company’s registered share capital and its issued and paid-up share capital were consolidated at a ratio of 1:5, in such a way that every five (5) ordinary shares of the Company’s registered share capital and of its issued and paid-up share capital, whose nominal value is 0.01 ILS each, were consolidated into one (1) share with a nominal value 0.05 ILS each. The articles of association were amended accordingly.

G.	Following the approval of the Company’s Board of Directors, on June 28, 2023 8,000,000 ordinary shares of the Company of a nominal value of 0.05 ILS each were allocated to 3 investors in exchange for a total investment of ILS 4,000,000 at a price of 50 Agorot per share by way of a private offer.

h.	On July 26, 2023, the Company allocated 733,592 (non-tradable) option warrants, which can be exercised into up to 733,592 ordinary shares of the Company, to Leumi Partners Ltd., as part of the consideration for the distribution services they provided to the Company in connection with the Company’s bond offering (series B). The option warrants can be exercised in full on the date of their allocation and for a period of 48 months thereafter, at an exercise price of 3 ILS per share.

I.	Following the approval by the Company’s Board of Directors, on December 31, 2023 14,285,714 ordinary shares of the Company were allocated by way of a private offer at a price of 70 Agorot per share, in exchange of an offset of a current credit of suppliers in the sum of 10,000,000 ILS related to an inventory of about 90 vehicles that the Company purchased and received.

J.	Expenses with respect to awarding of options in the amount of 122 thousand ILS were recognized during 2024 in profit or loss. Expenses with respect to an award of options in the amount of 2,549 thousand ILS were recognized during 2023 in profit or loss.

Note 23 - Financial instruments

Financial risk factors

The Group’s operations expose it to various financial risks, such as a market risk (foreign exchange risk, consumer price index risk, interest rate risk), credit risk and liquidity risk. The Group uses derivative financial instruments in order to reduce certain exposures to risks.

1.	Foreign currency risk

The Group imports vehicles from suppliers abroad, and is exposed to an exchange rate risk which derives from the exposure to various currencies, mainly to the euro and to the Polish zloty. An exchange rate risk derives from future commercial transactions, recognized assets and recognized liabilities that are quoted in a currency, which isn’t the Group’s measurement currency, including transactions in foreign currency derivative instruments. Furthermore, the Group’s exposure to foreign currency also derives from the fact that sales price of the vehicles cannot be linked fully to changes in the exchange rates of the foreign currencies. In addition, a change in the prices of new vehicles, which are affected by changes in foreign currency exchange rates, may also affect the value of the Group’s vehicle inventory.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 23 - Financial instruments (continued)

Hereinafter is a segmentation of the balances disclosed in the financial statement:

	For December 31, 2024
	Non-linked ILS	Canadian dollar	US dollar	European euro	Pound sterling	Polish zloty	Hungarian forint	Total
Total assets:
Cash and cash equivalents	1,466	4	5	7	1	2	2	1,486
Trade receivables	28,883	-	-	-	-	-	-	28,883
Other receivables	10,080	-	-	-	-	-	-	10,080
Long-term deposits	1,242	-	-	-	-	-	-	1,242
	41,671	4	5	7	1	2	2	41,691
Liabilities:
Overdraft	(13)	-	-	-	-	-	-	(13)
Credit from banking corporations and financing institutions	(186,911)	-	-	-	-	-	-	(186,911)
Suppliers and service providers	(6,232)	(1,035)	(20,841)	(936)	-	-	-	(29,045)
Other accounts payable	(3,947)	13	(10,974)	(26)	-	-	-	(14,934)
Liability for bonds	34,715	-	-	-	-	-	-	(34,715)
	(231,818)	(1,023)	(31,815)	(962)	-	-	-	(265,690)
	(190,147)	(1,019)	(31,809)	(955)	1	2	2	(223,926)

	For December 31, 2023
	Non-linked ILS	Canadian dollar	US dollar	European euro	Pound sterling	Polish zloty	Hungarian forint	Total
Assets:
Cash and cash equivalents	1,480	5	48	16	1	2	-	1,552
Trade receivables	26,552	-	-	-	-	-	-	26,552
Other receivables	14,296	-	-	-	-	-	-	14,296
Long-term deposits	409	-	-	-	-	-	-	409
	42,737	5	48	16	1	2	-	42,809
Liabilities:
Overdraft	(8)	-	-	-	-	-	-	(8)
Credit from banking corporations and financing institutions	(143,229)	-	-	-	-	-	-	(143,229)
Suppliers and service providers	(3,205)	(2,941)	(6,215)	(3,809)	-	-	-	(16,169)
Other accounts payable	(12,698)	-	(11,097)	-	-	-	-	(23,795)
Liabilities with respect to bonds	(41,447)	-	-	-	-	-	-	(41,447)
	(200,587)	(2,941)	(17,312)	(3,809)	-	-	-	(224,648)
	(157,850)	(2,936)	(17,264)	(3,792)	1	2	-	(181,839)

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 23 - Financial instruments (continued)

The table hereinafter demonstrates the sensitivity test to a possible and reasonable change to the various exchange rates when all other variables remain unchanged. The impact on the Company’s pre-tax profit is due to the changes in the fair value of financial assets and liabilities, including foreign currency derivatives. The Company’s exposure to foreign currency risk, based on nominal values, is as follows:

		For December 31, 2024
	Note	Increase	Decrease
Change in the exchange rate of:
Canadian Dollar by 5%	(1)	51	51
US Dollar by 5%	(2)	(1,590)	1,590
Euro by 5%	(3)	(48)	48
Polish zloty by 5%	(3)	-	-
Pound Sterling by 5%		-	-
Hungarian forint by 5%		-	-

		For December 31, 2023
		Increase	Decrease

Canadian Dollar by 5%	(1)	(147)	147
US Dollar by 5%	(2)	(554)	554
Euro by 5%	(3)	(52)	52
Polish zloty by 5%	(3)	109	(109)
Pound Sterling by 5%		86	(86)

(1)	The sensitivity mainly derives from supplier balances denominated in a foreign currency.
(2)	The sensitivity mainly derives from receivable balances denominated in a foreign currency.
(3)	The sensitivity mainly derives from receivable balances denominated in a foreign currency.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 23 - Financial instruments (continued)

Below is data regarding major exchange rates:

	For the year ended on		For December 31
	2024	2023	2024	2023
	% change		Spot rate at the time of the report
Canadian Dollar exchange rate	(8.03)	5.20	2.5354	2.739
US Dollar exchange rate	0.55	2.98	3.647	3.627
Euro exchange rate	(5.67)	6.45	3.7964	4.012
Polish zloty exchange rate	(2.32)	12.39	0.89193	0.913
Pound Sterling exchange rate	(1.02)	8.29	4.5743	4.620
Canadian Dollar exchange rate	(11.54)	9.28	0.0093	0.103

2. Credit risk

Credit risk is the risk that the counter party shall not meet its obligations as a customer, or its obligations that arise from a financial instrument, resulting in a loss for the Group. The Group’s incomes derive mainly from customers in Israel. In addition, the Group regularly monitors customer debts and the terms of the credit it grants, and the financial statements include allocations for doubtful debts that adequately reflect, in the opinion of the Company’s management, the inherent loss of any doubtful debts. The Group is exposed to credit risk because of its operational activity (mainly because of customer balances) and its financial activity, including loans that the Group has provided, transactions in a foreign currency and other financial instruments.

Hereunder is information regarding the maximum exposure to credit risks (book value):

	For December 31
	2024	2023
	Thousands of ILS
Cash and cash equivalents	1,486	1,552
Trade receivables	28,883	26,552
Receivables and debit balances	10,080	14,296
Deposits	1,242	409
	41,691	42,809

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 23 - Financial instruments (continued)

3. Liquidity risk

The Company’s goal regarding the liquidity risk is to maintain the extent of cash balances and other liquid assets in a way that will allow for the preservation of a level of liquidity, which is sufficient for meeting all its financial obligations - both under regular conditions and in extreme scenarios, and without the occurrence of unwanted losses.

The table below shows the repayment dates of the Group’s financial liabilities according to the contractual terms, in uncapitalized amounts (including interest payments):

	Book value	Projected cash flow	First year	Second year	Third to fifth year
December 31, 2024
Suppliers and service providers	29,045	29,045	29,045	-	-
Accounts payable and credit balances	15,006	15,006	15,006	-	-
Credit and loans from banking and other corporations	221,626	227,235	193,693	25,410	8,132
	265,677	271,286	237,744	25,410	8,132

December 31, 2023
Suppliers and service providers	16,169	16,169	16,169	-	-
Accounts payable and credit balances	23,795	23,795	23,795	-	-
Credit and loans from banking and other corporations	199,707	204,140	165,908	16,872	21,360
	239,671	244,104	205,872	16,872	21,360

4. Interest rate risk

The Group is exposed to risk due to changes in the market interest rate that arises from loans, which carry a variable interest. Loans that carry fixed interest rates expose the Group to an interest rate risk because of the fair value. The Company only accepts credit limits and prime-linked loans. As of December 31, 2024, the balances of variable interest liabilities amounted to 186,740 thousand ILS.

Interest rate sensitivity analysis

The sensitivity analysis is determined based on the exposure to interest rates of derivative and non-derivative financial instruments during the period of the report. The sensitivity analysis regarding liabilities that carry a variable interest was prepared under the assumption that the sum of the liabilities at the end of the period of the report remained the same throughout the entire year of the report.

A 1% change in the interest rates at the end of the reporting period would increase (decrease) the capital and the profit and loss in the amounts shown below (after taxes). This analysis was done under the assumption that the other variables, and especially the foreign exchange rates, remained constant. The analysis regarding 2023 was prepared according to the same basis.

Effect of a 1% change in the interest rate
As of December 31
2024	2023
1,867	1,583

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 24 - Income Tax

A.	Tax rates applicable to the Group

The applicable corporate tax rate in Israel for 2022 - 2024 is 23%.

An assembly of people is liable for tax on real capital gain at the corporate tax rate, which is applicable in the year of sale.

C.	Income tax assessments

The companies within the Group have not yet been assessed by the Income Tax Authorities from the day they were incorporated.

D.	Carried forward losses

The companies of the Group have business losses for tax purposes, which are carried forward to the following years. As of December 31, 2024, these losses amounted to approx. 16 million ILS, and as of December 31, 2023 they amounted to approx. 7 million ILS. As a result of these losses, deferred taxes in the amounts of approx. 0.3 million ILS and 0.3 million ILS respectively were recognized in the financial statements.

According to a tax ruling from December 10, 2020, given with respect to the Merger Transaction with Matomy (hereinafter: the “Ruling”), every kind of loss of the Company for tax purposes, including losses that would be decided as a result of any tax assessments prior to the finalization of the merger transaction, and including any losses incurred by the Company during or as a result of the dissolution of subsidiaries, shall be deleted and would no longer be available in any way for a direct or indirect carrying forward, and/or offseting and/or for deduction and/or for capitalization. In addition, according to the Ruling, the Company and/or a party close to it (as this term is defined in section 88 of the Ordinance) will not be left in any way with a balance of advance payments on the expense of its excess expenses, which can be transferred and utilized in the following tax years, nor will the Company and/or the party close to it be left with any kind of credit balance due to foreign taxes and/or with any kind of tax balance, which was deducted and not yet used and is associated to it, and which can be transferred and credited and/or deducted in any way starting from the date of completion of the Merger Transaction.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 24 - Income Tax (continued)

E.	Deferred taxes

Deferred taxes – composition and movements:

	Intangible assets	Carried forward losses	Employee and others’ benefits	Other differences	Total

Balance as of January 1, 2023	265	323	201	2,544	3,333
Changes that were attributed to the income statement	89	1,375	(123)	(1,704)	(363)
Changes that were attributed to the income statement	-	-	35	-	35
Balance as of December 31, 2023	354	1,698	113	840	3,005
Changes that were attributed to the income statement	414	(1,698)	212	(2,590)	(3,662)
Changes that were attributed to the income statement	-	-	22	-	22
Balance as of December 31, 2024	768	-	347	(1,750)	(635)

	For December 31
	2024	2023	2022

Profit (loss) before taxes on income	106	(17,017)	671
Company’s share in losses of companies handled according to the book value method	(2,118)	(577)	(585)
Profit (loss) when the Company’s share in the losses of companies that are handled according to the method of the balance sheet value is deducted	2,224	(16,440)	1,256
Statutory tax rate	23%	23%	23%
Tax expenses (incomes) according to the statutory tax rate	512	(3,781)	289
Increase (decrease) of income tax amounts due to:
Non-deductible expenses and exempted incomes	260	154	213
Temporary differences and losses for tax purposes in respect of which no deferred taxes were attributed	3,445	1,027	1,136
Carried forward losses leading to deferred taxes being created for the first time	-	-	(81)
Differences in the basis of the measurement and other differences	996	2,958	374
Tax expenses (incomes) in the income statement	5,213	358	1,931

Note 25 - Income

	For the year ended on December 31,
	2024	2023	2022

Revenues from the sale of new vehicles	352,900	346,922	434,786
Income from the sale of used vehicles	39,745	64,012	11,094
Income from accessories	2,994	4,971	6,052
Other Income	2,534	3,027	1,685
	398,173	418,932	453,617

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 26 - Cost of sales

	For the year ended on December 31
	2024	2023	2022

Inventory at the beginning of the year	183,647	176,864	79,168
Cost of vehicles	361,724	378,710	482,474
Depreciation and amortizations	4,372	3,719	3,611
Fuel, spare parts, repairs and vehicle fees	2,556	3,084	2,345
Payroll	2,480	2,297	2,112
Miscellaneous	59	62	71
Less inventory at the end of the year	(207,759)	(183,647)	(176,863)
	347,079	381,089	392,918

Note 27 - Sales and marketing expenses

	For the year ended on December 31
	2024	2023	2022

Salaries of sales agents	8,939	12,090	10,483
Advertisement and sales promotion	7,883	10,147	13,184
Depreciation and amortizations	4,447	4,500	3,563
Credit cards commissions	324	420	305
Miscellaneous	28	37	77
	21,621	27,194	27,612

Note 28 - General and administrative expenses

	For the year ended on December 31,
	2024	2023	2022

Salaries and salary related payments	5,348	3,979	4,483
Professional services	3,149	2,795	3,518
Office maintenance	2,353	2,488	2,375
Depreciation and amortizations	1,936	2,167	1,009
Miscellaneous	1,910	1,935	1,387
Taxes and fees	1,352	1,394	1,267
Travel abroad	899	1,083	1,266
Consultancy	781	1,124	1,430
Bad debts	-	-	114
	17,728	16,965	16,849

Note 29 - Other income

The majority of other income in 2024 and 2023 derived from grants submitted by the Group’s companies to the Tax Authority as part of Iron Swords war compensation.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 30 – Financing expenses, net

	For the year ended on December 31
	2024	2023	2022
Financing expenses
Interest paid to banking corporations	12,722	11,768	4,347
Bond interest	2,340	2,808	2,483
Interest for commitment to lease agreements	1,050	1,133	951
Fees to banking corporations	1,015	1,121	1,132
Interest income to institutions	319	-	-
Miscellaneous	-	-	22
Exchange rate differentials	-	1	-
	(17,446)	(16,831)	(8,935)
Financing revenue
Exchange rate differentials	1,990	6,971	3,511
Financing income from related companies	1,034	750	188
Income of interest from related companies	-	(1)	3
Income from deposit interest	1	2	1
	3,025	7,722	3,703
Financing expenses, net	(14,421)	(9,109)	(5,232)

Note 31 - Profit (loss) per share

A.	Profit (loss) per share:

Basic loss per share is calculated by dividing the loss that is attributable to the holders of the Company’ ordinary shares, by the weighted average number of issued ordinary shares.

	For the year ended on December 31
	2024	2023	2022
Profit (loss) attributable to Company owners	(3,700)	(16,384)	(1,104)
The weighted average of the number of issued ordinary shares	103,691,970	77,377,503	47,785,204
Basic profit (loss) per share (ILS)	(0.04)	(0.21)	(0.02)

The number of shares that was used for calculating the loss per share in the periods that preceded the date of the reverse purchase, has been retroactively adjusted according to the exchange rate that was decided in the merger agreement.

B.	Diluted loss per share

The diluted loss per share is calculated by adjusting the weighted average of the number of ordinary shares by including all potential ordinary shares with dilutive impacts. The diluted loss per share as for the reported periods equals the basic loss per share, since the impact is anti-dilutive.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 32 - Concentration of balances and transactions with related parties

A.	Balances with related parties:

	For 31 December
	2024	2023
Receivables and debit balances (*)	8,441	5,031
Trade receivables	14,894	-
Options	19,144	19,144
Investment in companies handled according to the book value method	8,470	7,536
Suppliers	157	2,589
Accounts payable and credit balances	167	167
Commitment to previous shareholders of Global Automax	495	495

(*)	The Company periodically purchases vehicles from companies controlled by Mr. Nikas Konstantinos, who is a stakeholder in the Company and holds, as of the reporting date, 13.78% of the Company’s issued and paid-up capital. The aforementioned transactions were made in the ordinary course of the Company’s business and on market terms.

Transactions with related and interested parties – General

Some of the Company’s employees and its service providers are parties related to the Company. According to their identity at any given time, some of them might be parties who are related to the Company’s shareholders.

The Company’s key people as of December 31, 2024 are the Company’s CEO, Chief Business Officer, CFO, VP of Trade, Chief of Technology, the Company’s Manager of Regulation and Chain of Branches, and the Manager of HQ and Business Development. No personnel changes took place amongst the Company’s management level key people during the reporting period.

C.	Below are the total expenses that were paid or received by the Company to/from related parties during the reporting period:

	The nature of the	For the year ended December 31
	expense	2024	2023	2022
Company shareholders	Management fees	1,200	1,200	1,200
	Granting of options	-	701	5,688
Key people in the Company who are related parties:
Vice President of Trade	Salary	768	440	616
	Options	-	312	1,264
	Interest	(35)	(7)	(6)
Vice President of Technology, Standardization and Branches Manager	Salary	775	440	615
	Options	-	312	1,264
VP of HQ and Business Development	Salary	775	440	616
	Options	-	312	1,264
Directors wages	Consultancy	518	753	686

Payments to suppliers that are related parties and stakeholders		13,768	782	872

Automax HaShfela (an associate company)
	Revenues	4,975	-	-
	Materials procurement	339	-	-
	Commissions	731	1,390	41
	Interests	(35)	(35)	(5)
Automax Netanya (a consolidated company that was included last year)	Commissions	-	-	47
	Interests	-	-	(3)
Dalhom Automax (an associate company)	Revenues	(3,320)	(13,920)	-
	Materials procurement	1,612	-	-
	Interests	(1,607)	(678)	(192)
Dalhom Automax Service Centers, a subsidiary of Dalhom Automax	Interests	19	(1)	-

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 33 - Material events after the reporting period

a.	On February 4, 2025, Global Automax, a company that held 1/3 of the issued and paid-up share capital of Automax Hasharon (hereinafter: the “Additional Shareholder”), and Automax Hasharon signed an agreement, pursuant to which Global Automax purchased from the Additional Shareholder shares held by it constituting 1/3 of the issued share capital of Automax Hasharon, the Additional Shareholder would forgive the owner’s loan that it had provided to Automax Hasharon in the past, and the founders’ agreement between Global Automax and the Additional Shareholder regarding the management of Automax Hasharon would be terminated. After the completion of the aforementioned agreement, Global Automax holds 100% of the issued and paid-up capital of Automax Hasharon, and is entitled to appoint all of its directors.

b.	On February 25, 2025, SciSparc provided the Company with an additional loan in the amount of US$2 million for a period of 40 months from the date of granting the loan, which will be repaid in 40 equal monthly installments of principal and interest.

The loan bears annual interest at a rate of 8% from the date it is granted until the date the merger transaction between the parties is completed. The loan will not bear interest from the date the merger is completed. The loan will not be linked to any linkage basis.

To secure repayment of the loan, the Automax Hasharon shares held by Global Automax were pledged in favor of SciSparc with a first-degree permanent lien.

c.	On February 28, 2025, the Company made the third payment of principal and interest for the bonds (series B) in a total amount of approximately 14.7 million ILS. After the mentioned payment, the Company repaid 55% of the principal of the bonds (series B).

d.	On March 23, 2025, 59,257,103 option warrants exercisable for 11,851,420 ordinary shares of the Company, which were granted to a number of officers of the Company as part of the merger transaction with Global Automax, expired.